Exhibit 1

Interim Report Q1 2016

AS AT MAR. 31, 2016 AND DEC. 31, 2015 AND FOR THE THREE MONTHS ENDED MAR. 31	2016	2015

PER SHARE

Net income[1]	$0.23	$0.73

Funds from operations[1]	0.69	0.55

Dividends[1]	0.13	0.11

Market trading price – NYSE	34.79	31.53

TOTAL (MILLIONS)

Assets under management	$239,766	$227,803

Consolidated results

Balance sheet assets	152,791	139,514

Equity	61,427	57,227

Revenues	5,218	4,396

Net income	636	1,438

Funds from operations	703	557

Diluted number of common shares outstanding[1]	1,005.5	1,003.3

Note: See “Use of Non-IFRS Measures” on page 7

1.	2015 adjusted to reflect three-for-two stock split effective May 12, 2015

Q1 2016 INTERIM REPORT	1

LETTER TO SHAREHOLDERS

Dear shareholders,

Overview

Net income for the first quarter was $636 million or $0.23 per share. Funds from operations (FFO) totalled $703 million or $0.69 per share. Operating results in most of our businesses were ahead of last year.

Fundraising during the last twelve months was particularly strong. We closed $25 billion of private fund commitments across our latest round of flagship funds, including the final close for our $9 billion global real estate fund, as well as major interim closings of just shy of $12 billion for our infrastructure fund and $3.5 billion for our private equity fund. In aggregate, $15 billion of private fund commitments have been closed since the start of 2016. This is the largest amount of private fund capital that we have ever closed for a series of funds, and resulted in total assets under management (AUM) increasing to $240 billion.

With the continued growth in AUM, our asset management results grew both quarter over quarter and sequentially. Total annualized fees plus carry increased to almost $2 billion, and our run rate of annual fees to over $1.2 billion. With recent fundraising, this should continue to grow in the coming years. In respect of our investments, FFO in our property business grew 32% as new leases and projects came on-line, our infrastructure operations performed well, and water levels recovered, leading to improved generation in our power operations.

Market Environment

The S&P 500 advanced to over 2,000, most sub-indexes are near their highs, 70% of Americans’ homes are valued near their 2006 peaks (with the average home price increasing upwards of 30% in the past five years); corporations have record earnings, record amounts of cash, and the lowest amounts of liabilities in history; and U.S. banks are the best capitalized they have ever been.

In the context of the above, one would think that people would be content. On the contrary, most generally feel stressed. As a result, volatility is very high and the social media effect on people’s psyches amid the barrage of news – from the commodities pricing collapse, currency movements, Brexit, a China slowdown, and technology changes – is greater than ever.

Today, the tenets of value investing are even more important than ever as the 24-hour news cycle constantly affects stocks. In the face of this, we continue to analyze our investments by running 10 to 20 year discounted cash flow models based on using the best information we have about our expectations of the future. Over the longer term, this enables us to have a grounding in our analysis rather than reacting to the latest positive or negative news.

Most importantly, real assets generate long-term streams of cash flow which respond to supply and demand. Over time these assets must generate a cash return that justifies replacement value, or supply will ultimately contract. We consistently find that by sticking to real assets and by trying to acquire assets at less than replacement cost, the odds favour us being able to achieve our return targets over the longer term.

Fundraising

There has been a great deal of discussion related to capital withdrawals from sovereign wealth funds, but as can happen from time to time, the real story can get obscured by the headlines. Contrary to some reports, sovereign fund assets actually increased in the quarter to approximately $6.5 trillion at quarter end. While the pace of increase was slower than recent years, the funds are so large today that merely compounding current capital at 5% adds over $300 billion annually without regard to inflows or outflows. As a result, while there are some exceptions, we do not see sovereign funds slowing their investments in real assets any time soon. Furthermore, the above excludes the many trillions of capital for real assets in pension funds and insurance plans, and these plans are also looking for returns in real assets to supplement bonds’ anemic returns.

The closing of $15 billion of commitments to our private funds sets us up with a total of $25 billion of dry powder and balance sheet liquidity, the largest amount of investable capital across our strategies that we have ever had. We will continue to put this money to work alongside our approximately $70 billion of discretionary equity capital to generate returns. We received nearly 300 commitments from institutional and sovereign fund partners to our three flagship funds to date, with the expectation of 50 or more before the final closes. The average commitment size was approximately $70 million with the largest ones over $500 million and some less than $25 million.

Our capital is raised throughout the world, and we continued to see strong support from U.S. and Canadian corporate and state pension plans. Our Middle Eastern fund partners continue to support us with major commitments, and we are seeing very meaningful increases from Asia in every fund we have raised.

We believe the largest increases in fundraising over the next 10 years will be from Asia for a few reasons: the attractiveness of our areas of investment; their current lack of investments outside Asia; our brand recognition with them; and our growing presence in the region. Our offices in Singapore, Hong Kong, Seoul, Tokyo, and Shanghai will continue to be important to this effort and we plan to build out these operations. Longer term we believe upwards of one third of our capital will come from Asia, up from approximately 10% today.

2	BROOKFIELD ASSET MANAGEMENT

Isagen

During the quarter, we acquired control of a 3,000 megawatt operating portfolio of hydro plants from the government of Colombia. We have completed acquiring an 83% interest in the listed entity and we are in the process of acquiring the other 17% with a final mandatory tender offer in the stock market. The total purchase price was $5 billion.

We are often asked how we are able to earn strong returns on the capital we invest for you and other investors in such a competitive world. This transaction is a great example. It comes down to our main competitive advantages: size, global scale, and our operating capabilities.

First, with respect to size, very few managers can invest $5 billion in one transaction. Our capital committed was drawn from a $750 million bridge loan arranged by our bank partners, $600 million from our latest private infrastructure fund partners, $625 million from our renewable power permanent capital balance sheet, $1.1 billion from two direct institutional co-investors and $500 million which was committed to up front by us from our Brookfield Asset Management balance sheet, and which will be syndicated to other clients over the next few months.

The second is the global scale of our business. We set up an office in Colombia over seven years ago and we have been pursuing transactions in the country with a team of people since then. We acquired a local electricity distribution company in 2012 and have been successful with that company and with getting to know all the local players. Few firms we compete with have offices with local people in over 30 countries as we do.

Third are our operating capabilities. Within our renewable power operating business, we already own over 200 hydroelectricity plants like the ones we acquired in Isagen. Over the past year, we were able to utilize our people to underwrite all the assets from the ground up.

Lastly, the process to sell this asset was very fragmented; it started and stopped four times over two years. Most bidders were fatigued by the process but because we have large scale resources, we were able to continue to monitor this situation while we worked on many other things. In the end, the government of Colombia sold Isagen to us in a sanctioned auction process. Over the longer term we expect to earn good returns owning a best-in-class portfolio of assets, while being excellent stewards of these assets in Colombia.

This is just one example of how we are able to leverage our strengths to find and execute transactions to the advantage of all of our investors.

Asciano

In mid-2015 we committed to acquire Asciano, a rail and port logistics company in Australia, for approximately A$12 billion. This acquisition was made by our infrastructure group.

In early 2016, we concluded that the Australian regulator would likely not grant us approval to own a major part of the rail business because of other assets we own in the country, and in any event we had always been more interested in the port business. As a result, we agreed with management, the board and a competing consortium to split up the business so virtually everyone got part of what they wanted.

As a part of the deal, we and three of our institutional fund partners will acquire 100% of a ports logistics business and 50% of a port terminal business valued at a $3 billion enterprise value, with a local Australian partner who is in that business.

Our new ports business operates four container ports in Australia – in Sydney, Melbourne, Perth and Brisbane – which handle containers and which are integral to landed products into Australia. The operations have been automated with arguably the most advanced technologies in the world, and should continue to allow us to expand margins over time.

In the end, we will invest $1.3 billion of equity into a very high quality ports business in Australia, will earn for our group of investors approximately $50 million of profit on our toe-hold position in shares of Asciano, have received a break fee of $50 million, and most importantly, brought greater certainty to the deal so we can move onto other things.

Relentless Incrementalism

We have found that the only way to ensure the avoidance of life threatening mistakes in growing a business is to start slowly and grow methodically. We term this “Relentless Incrementalism.” Our goal for our management teams is to set long-term growth strategies in each of our businesses, but then be relentless about growing these businesses only when it makes sense financially to do so. As a result, this growth usually occurs for us when it is not happening for others, because of external pressures they face. It is in these periods that we are often able to acquire assets at less than replacement cost, and this has a tendency to enable greater odds of success with the type of assets we acquire.

In every business we build and every country we enter, we have found that the way to ensure the fewest mistakes is to build incrementally. We try to never use the word “transformation,” as most often transformative transactions are done at the wrong time, or with the wrong people or assets. Business history books are littered with transformative disasters – Time Warner/AOL, Vivendi/Seagram’s, RBS/ABN, and countless others.

Q1 2016 INTERIM REPORT	3

To be successful with Relentless Incrementalism, one has to be in multiple businesses in multiple locations, as human nature doesn’t allow most businesses to stand still. These two things allow us to be patient, have staying power, and be extremely disciplined. In addition, Relentless Incrementalism offers a form of “dollar-cost averaging,” both with capital invested and with intimate knowledge of a business.

We follow the above, both when entering new countries and adjacent businesses to those we are already invested in. Most often we have been introduced to a new country or new business by having a small exposure through an acquisition, and have learned about the market or business with relatively little risk. One of two things usually occurs: either we find good people and continue to build out the business over time, or we decide that the business is not for us and we exit.

As an example, we acquired a district heating and cooling business in downtown Toronto (we provide outsourced heating and cooling services to property owners). Once we learned the business, we decided we could grow it by providing best-in-class services across many cities. Since then we have acquired systems in Chicago, Seattle, New Orleans, Houston, Las Vegas and Windsor, and we hope many more. Today, these operations contribute significantly to our infrastructure business.

As a further example, we decided over 10 years ago that we should have an operation in India. When we first went there, capital was flowing in with reckless abandon. None of the valuations made sense to us, given the risks. Between 2003 to 2008, we built up our resources there and completed some small transactions, risking very little capital. We took that time to learn the market. In 2008, the markets cracked and India became a value market. After the changes in the capital markets in 2013, we began to invest in India across most of our businesses and we continue to grow each incrementally. Our investments have all done well to date and this gives us the confidence that we will successfully be able to build this business.

Performance Across Our Platforms

Asset Management

Our asset management franchise continues to expand as clients allocate larger amounts of capital to real asset strategies, and our reputation and market presence increases. The closing of $15 billion of new fund capital commitments during the first four months of 2016 increased total assets under management to $240 billion and fee bearing capital to approximately $114 billion at the date of this letter. This compares with $104 billion at March 31, 2016 and $99 billion at the end of 2015.

Fee related earnings year over year increased by 71% to $185 million, reflecting fees earned from the additional capital managed for our clients. Our overall annual fee run rate is now $1.2 billion and including annualized carry increased to nearly $2 billion.

AS AT MARCH 31 AND FOR THE TWELVE MONTHS ENDED (MILLIONS)	Q1’12	Q1’13	Q1’14	Q1’15	Q1’16	Apr’16	CAGR
Annual run rate of fees plus target carry	$581	$830	$1,044	$1,264	$1,638	$1,923	35%
Fee related earnings (LTM)	130	199	324	401	596	n/a	46%

We are close to completing fundraising for our latest series of flagship private funds. We have raised $25 billion, ahead of our $20 billion target, benefitting from strong investor demand. In addition to these, we have several other funds focused on specific opportunities we see in certain sectors and regions.

We recently completed the fundraising for our follow-on global opportunistic real estate fund. We held a first close of $4 billion in June 2015 and final close in April 2016. Total capital commitments were $9 billion, exceeding our original $7 billion target, and double the size of the predecessor fund. We committed $2.3 billion to the fund through our listed real estate partnership (BPY) which enables us to participate in the fund’s returns.

We experienced strong client demand during fundraising, with over half of the client commitments generated by current clients and the other half from new investors to our real estate fund. We are also well advanced in deploying the fund’s capital and have already announced or completed acquisitions for over 50% of the fund’s commitments in assets across the U.S., Europe and Brazil.

We also recently closed on $11.8 billion of commitments to our follow-on flagship infrastructure fund in April, representing our largest single fundraising close to date.

Our three listed partnerships in property, renewable power and infrastructure are all performing well, and each announced increases in their cash distribution targets earlier this year, reflecting continued growth in their underlying FFO. The launch of Brookfield Business Partners (BBP) is expected to be completed in the second quarter of 2016 and will establish our fourth listed entity.

Brookfield Property Group

Our property group generated FFO of $450 million, of which our share was $373 million, up 32% from last year. Our results benefitted from incremental income from recently signed leases in the office property portfolio, strong performance from our core retail business, and new investments we made last year.

4	BROOKFIELD ASSET MANAGEMENT

Real estate fundamentals in the majority of our core office markets remain strong. New York and London continue to lead the way, although overall activity has slowed, in part reflecting uncertainty over both the U.S. election and the UK Brexit referendum. Commodity-based markets continue to be on pause, but our property portfolios in those cities are well leased and represent the best product. Government markets are stable with continued healthy private investment demand.

Our core retail portfolio has continued its strong performance and positive momentum. Class A U.S. malls are experiencing stable occupancy, increasing traffic, same-store sales growth of 3% to 5%, and fewer tenant bankruptcies than a year ago. Brick-and-mortar and e- retailers alike are seeking the appropriate balance between physical stores and online retail. In our view, high-quality malls will continue to serve as the centrepiece of all retail. Redevelopment initiatives are the current hallmark of our mall growth program as asset acquisitions are rare or otherwise near full value for premier mall product.

Globally, private demand for real estate investment backed by a strong sponsor has not abated, either at the asset or fund level. Fulfilling this demand, during the quarter we sold an office property in Vancouver and a retail centre in Sydney, both at premiums to our IFRS carrying values.

Recent growth initiatives in the property business include the acquisition of a 108-property self-storage portfolio in the U.S. for approximately $1 billion. We believe there are significant follow- on investment and consolidation opportunities in this sector. We also continue to build out our multifamily business through asset acquisitions and new development. We acquired land parcels zoned for multifamily developments in a number of markets across the U.S. and continue to build out our projects in London. We made smaller add- on investments to augment our existing office portfolios in Boston, London and Sydney, and entered into a 50/50 joint venture on a 768,000 square foot office development in Washington, D.C., concurrently securing a 70% anchor lease.

Brookfield Renewable Group

Our renewable power business generated FFO of $141 million, of which our share was $ 68 million. Water inflows in North America were well above the long-term average and rebounded strongly in Brazil. Our wind portfolio also enjoyed solid performance and we ended the period with our reservoirs well positioned for future quarters.

Despite power prices in most major markets near cyclical lows, which have affected our cash flows from uncontracted power, we continue to secure long-term contracts for electricity and capacity at attractive rates that are significantly above levels seen a few years ago. As an example, we entered into a 10-year agreement to supply a leading global technology company with 100% renewable wind energy to power their international headquarters in Dublin as well as a data center under construction.

In North America, generation levels were above average due to strong hydrology across most of our plants. In Europe, we had another quarter of wind production at or above average levels, demonstrating very consistent performance from these assets. In Brazil, water conditions improved leading to increased generation and higher reservoir levels. Prices, however, were down significantly in the quarter as a result of both improved water conditions and weaker demand for power, although we remain confident that they will increase significantly in the coming years.

As mentioned, during the quarter we acquired Isagen, a 3,000 megawatt operating portfolio in Colombia. This extremely high-quality renewable power portfolio includes six operating hydro plants, including the country’s largest generation facility and its largest reservoir by volume. We also completed the acquisition of two hydro facilities in Pennsylvania, which closed subsequent to quarter end, as well as two small hydro plants in Brazil, representing $1 billion of aggregate capital deployed.

We continue to advance the development and construction of several renewable power projects across our portfolio, including 72 megawatts of hydro in Brazil, 80 megawatts of wind in Ireland and Scotland and a 55 megawatt biomass expansion in Brazil. All of the projects remain on budget and are poised to contribute to our future results.

Brookfield Infrastructure Group

Our infrastructure group generated FFO of $242 million, of which our share was $71 million, up 25% from last year. This reflected contributions from our communications infrastructure business recently added in France, and an increased stake in a major U.S. pipeline. We are in the process of both deleveraging and operationally restructuring this pipeline with a part reversal of the flow of natural gas to the Gulf Coast for LNG exports.

FFO increased by 11% on a ‘same-store’ constant currency basis, fueled by new in- place connections and the first contribution from 200,000 newly installed smart meters, which monitor home energy use in real time. These were introduced in February at our UK regulated distribution business and we believe will offer significant long-term growth potential.

If the Asciano transaction proceeds as expected, we will deploy approximately $3 billion of total capital including equity of approximately $900 million from our flagship private and public infrastructure funds and $400 million through institutional co-investment partners.

Our capacity to deploy capital into attractive opportunities in the infrastructure sector remains strong. In this regard, we are actively evaluating investment opportunities in all our markets. The highest levels of activity are in North and South America, where the energy sector and emerging markets are capital constrained, primarily due to lower commodity prices.

Q1 2016 INTERIM REPORT	5

In Brazil, we are also moving forward with plans to build 3,000 kilometres of electrical transmission networks over the next five years, and we hope to build this operation into a major transmission business during a time when few others have capital to make these investments.

Brookfield Private Equity Group

Our private equity operations generated total FFO of $61 million. Our building products operations have shown continued strong performance, primarily from higher OSB prices compared to this time last year. Our U.S. land and housing development operations continue to show measured improvement, while in Canada strong results in the east were offset by weakness in Alberta due to the oil and gas effects.

Our housing development business in Brazil is beginning to launch new projects on a selective basis after curtailing its activity on two years of market weakness. We are seeing several opportunities to acquire projects from developers in need of capital and continue to be optimistic on the long-term prospects for this business, having now consolidated and re-launched the business.

We continue to make progress in business services with a record backlog in our construction group and our first international contracts within our facilities management business. We remain actively focused on growing each of these businesses. Our industrial operations had mixed results, with severe commodity weakness impacting both our Canadian oil and gas businesses and global graphite electrode operations. That said, we are proactively taking costs out of these businesses and believe that as a result, they will generate even more meaningful cash flow contributions when commodity markets recover.

During the quarter we took advantage of the weaker commodity markets by investing over $250 million in high-yield debt of a number of high- quality businesses at valuations that appear unduly depressed. We believe these investments will likely enable us to participate in recapitalizations of these businesses. Alternatively, should markets and sentiment recover quickly, we will earn a handsome return over a short period of time.

We are working to launch Brookfield Business Partners (BBP) as our fourth flagship listed partnership in the second quarter. We believe that great opportunities lie ahead for BBP, particularly in light of today’s economic environment. We continue to focus on value opportunities across the globe, and the launch of BBP will further enhance our access to investment opportunities and capital.

Closing

We remain committed to being a world-class alternative asset manager, and investing capital for you and our investment partners in high-quality, simple to understand assets which earn a solid cash return on equity, while emphasizing downside protection for the capital employed.

The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value per share over the longer term.

And, while I personally sign this letter, I respectfully do on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas you wish to share with us.

J. Bruce Flatt

Chief Executive Officer

May 13, 2016

6	BROOKFIELD ASSET MANAGEMENT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

Our Management’s Discussion and Analysis (“MD&A”) is provided to enable a reader to assess our results of operations and financial condition for the interim period ended March 31, 2016. This MD&A should be read in conjunction with our 2015 Annual Report. Unless the context indicates otherwise, references in this report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The company’s consolidated financial statements are in U.S. dollars, and are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

We are incorporated in Ontario, Canada and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

Organization of the MD&A
PART 1 – Overview and Outlook		PART 3 – Operating Segment Results		PART 4 – Capitalization and Liquidity
Our Business	8	Basis of Presentation	22	Capitalization	37
Economic and Market Review	9	Summary of Results by Operating Segment	23	Liquidity	41
				Review of Consolidated Statement of Cash Flows	43
PART 2 – Financial Performance Review		Asset Management Property	25 28
Selected Financial Information	11	Renewable Power	30	PART 5 – Additional Information
Financial Performance	12	Infrastructure	31	Accounting Policies and Internal Controls
Financial Profile	17	Private Equity	33		44
Corporate Dividends	21	Residential Development	34	Management Representations and Internal Controls
		Corporate Activities	35		46

We provide additional information on our basis of presentation of financial information contained in the MD&A and key financial measures on pages 36 to 38 of our December 31, 2015 Annual Report.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES

This Report to Shareholders contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may provide such information and make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements and Information” on page 46.

We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with IFRS. We utilize these measures in managing the business, including performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A.

Information contained in or otherwise accessible through the websites mentioned does not form part of this Report. All references in this Report to websites are inactive textual references and are not incorporated by reference.

Q1 2016 INTERIM REPORT	7

PART 1 – OVERVIEW AND OUTLOOK

OUR BUSINESS

Brookfield is a global alternative asset manager with $240 billion in assets under management. For more than 100 years we have owned and operated assets on behalf of shareholders and clients with a focus on property, renewable power, infrastructure and private equity.

We manage a wide range of investment funds and other entities that enable institutional and retail clients to invest in these assets. We earn asset management income including base management fees, carried interests and other forms of performance income for doing so. As at March 31, 2016, our listed partnerships, managed funds and public securities portfolios represented $104 billion of invested and committed fee bearing capital. This capital includes public partnerships that are listed on major stock exchanges; private institutional partnerships that are available to accredited investors, typically pension funds, endowments and other institutional investors; and also portfolios of managed listed securities through a series of segregated accounts and mutual funds.

We align our interests with clients by investing alongside them and have over $29 billion of capital invested in our listed partnerships, private funds and directly held investments and businesses, based on our IFRS carrying values.

Our business model is simple: (i) raise pools of capital from our clients and ourselves that target attractive investment strategies, (ii) utilize our global reach to identify and acquire high quality assets at favourable valuations, (iii) finance them on a long-term basis, (iv) enhance the cash flows and values of these assets through our operating business groups to earn reliable, attractive long-term total returns, and (v) realize capital from asset sales or refinancings when opportunities arise for reinvestment or distribution to our clients.

Organization Structure

Our operations are organized into five business groups. Our property, renewable power, infrastructure and private equity business groups are responsible for operating the assets owned by our various funds and investee companies. The equity capital invested in these assets is provided by a series of listed partnerships and private funds which are managed by us and are funded with capital from our clients and ourselves. A fifth group operates our public markets business, which manages portfolios of listed securities on behalf of clients.

Our balance sheet capital is invested primarily in our three flagship listed partnerships, Brookfield Property Partners L.P. (“BPY” or “Brookfield Property Partners”); Brookfield Renewable Partners L.P. (“BEP” or “Brookfield Renewable Partners”); and Brookfield Infrastructure Partners L.P. (“BIP” or “Brookfield Infrastructure Partners”). These publicly traded, large capitalization partnerships are the primary vehicles through which we invest our capital in our property, renewable power and infrastructure segments. As well as owning assets directly, these partnerships serve as the cornerstone investors in our private funds, alongside capital committed by institutional investors. This approach enables us to attract a broad range of public and private investment capital and the ability to match our various investment strategies with the most appropriate form of capital.

We are in the process of forming a listed issuer called Brookfield Business Partners L.P. (“BBP” or “Brookfield Business Partners”). BBP will be the primary vehicle through which we will own and operate the majority of the industrial and services businesses of our private equity business group, which are included within in our private equity operating segment. We intend to distribute a 22% interest in BBP to shareholders with Brookfield retaining a 78% interest; we anticipate completing the spin-off of BBP in the second quarter of 2016.

8	BROOKFIELD ASSET MANAGEMENT

ECONOMIC AND MARKET REVIEW

(As at April 30th, 2016)

Central banks in developed countries are adopting an increasingly accommodative policy stance in order to push inflation back towards target levels. Policy rates are negative in Europe and Japan, while in the U.S. the Federal Reserve has reduced the number of expected rate hikes this year. Meanwhile, central banks in Latin America face the opposite problem, as weak currencies have pushed inflation above targets and forced central banks to raise rates. U.S. real Gross Domestic Profit (“GDP “) grew by a modest 0.5% in the first quarter, after rising 2.4% in 2015. The below-expectations headline number masks strength in certain areas of the economy, including residential investment. Solid job growth continued into 2016, which is supporting wage growth and helping push inflation back towards the Federal Reserve’s 2% target. The U.S. should return to 2% to 3% growth for the remainder of the year. Growth accelerated in Canada, where real GDP is estimated to have grown by 2.9% in the first quarter. Net exports are currently the primary driver of growth, due to both higher exports and lower imports. Meanwhile, the manufacturing and service-oriented provinces continue to outperform their resource-based peers. UK real GDP grew by 2.1% in the first quarter, supported by household consumption. Despite the solid headline growth, all is not well in the UK, evidenced by its growing current account deficit, which reached -7% of GDP. The potential for ‘Brexit’ this summer—a departure from the European Union—would likely lead to near-term uncertainty across a number of sectors as well as a weaker pound. Growth throughout much of the Eurozone remains modest, as the area grew by 1.6% in the first quarter. As in recent quarters, Spain and Ireland grew faster at 3.3% and 5.6%, respectively. While households are consuming more, the region still faces a number of issues, including high unemployment, low inflation, high debt levels, and a volatile political environment. Following a 5.9% decline in the fourth quarter, real GDP in Brazil declined a further 6.0% in the first quarter. Investor and consumer confidence continued to deteriorate as the corruption scandal widened and impeachment proceedings began against the President. While 2016 will be another challenging year for Brazil, declining inflation and a weaker currency are creating the foundation for a recovery. China reported first quarter real GDP growth of 6.7%. The government announced plans to boost spending and address the significant overcapacity that exists in many industries, as the economy continues its shift towards a less investment-intensive growth model. Australia grew by an estimated 2.6% in the first quarter, buoyed by strong household spending and rising export volumes. Resource investment was the primary drag on growth, as commodity prices are below the level needed to incentivize new projects.

United States

The U.S. economy continued its march toward full employment in the first quarter with non-farm payrolls rising by 628 thousand, just shy of the average quarterly pace of 650 thousand in 2015. The unemployment rate remained at 5%, but the participation rate noticeably increased as discouraged workers made their way back into the labour force. The strong labour market is supporting higher incomes, which are growing by 3% to 4% in real terms. With household balance sheets in better shape, rising incomes are translating into strong household consumption growth, which continues to be the primary driver of the economy. Speculation that the Federal Reserve may not raise rates as fast as previously expected took some of the wind out the U.S. dollar’s sails, declining modestly against most major currencies. However, with inflation now moving back towards the Federal Reserve’s 2% target range, we expect to see continued divergence in monetary policy between the U.S. and other developed markets in 2016. Housing starts rose 16% year over year in the first three months of 2016 to a rate 1.15 million, but remain below the long-run sustainable level of around 1.5 million. With low interest rates, solid job creation and rising mortgage applications, the housing market should be a key source of growth for the economy in 2016.

Canada

After a weak fourth quarter, the Canadian economy accelerated at its fastest pace since the price of oil decreased at the end of 2014. Major adjustments continue within the economy, with the manufacturing and service-based provinces outperforming their resource-based peers. The unemployment rate in Alberta continued to rise, reaching 8% by the end of the quarter (the highest rate among the major provinces). Net exports are the primary driver of economic growth through a combination of lower imports and higher exports from the manufacturing sector. The price of oil rebounded at the end of the first quarter, which supported a 10% rise in the Canadian dollar after it fell below 70 cents in January. We suspect that the Bank of Canada would like to see the Canadian dollar remain weak in order to cement the gains made in the export sector. Therefore, with inflation inline, we expect monetary policy to remain accommodative. Fiscal policy took a step in the expansionary direction with the new government’s first budget, which should be supportive of growth in the near term.

United Kingdom

UK real GDP grew by 2.1% in the first quarter, slightly below the annual rate of 2.3% in 2015. Household consumption was once again the primary driver of economic growth, which is being supported by rising real incomes, lower levels of saving and higher levels of credit growth. The unemployment rate held steady at 5.1%, but job creation was weak through the first three

Q1 2016 INTERIM REPORT	9

months of the year. With consumer prices (CPI) rising by 0.5% in March, inflation remains well below the Bank of England’s 2% target and interest rate hikes are not expected to occur until inflation is moving firmly towards their goal. A strong currency over the past few years has hampered the export sector and incentivized imports, causing the UK’s current account deficit to widen to -7% of GDP. In this context, further depreciation of the pound is needed to help resolve the imbalances within the economy. This depreciation could materialize this summer if a ‘Brexit’ is voted for by the UK population. An exit from the European Union would likely cause significant short-term uncertainty and stress across various sectors of the economy, resulting in slower growth.

Eurozone

Eurozone real GDP continues to grow at a pace of 1.5%, driven by household consumption and investment. Germany, France and Italy continue to expand at a modest 1.0% to 1.5% rate, while Spain and Ireland are leading the region at 3.3% and 5.6%, respectively. Eurozone unemployment remains elevated at 10.2%, which is keeping wage growth and spending from accelerating. It is also contributing, along with low oil prices, to very weak inflation, which at 0.0% remains on the precipice of deflation. In order to drive inflation back to target levels, the European Central Bank has committed to further monetary stimulus, including rate cuts deeper into negative territory and an expanded corporate-bond buying program. Low inflation makes high debt- to-GDP levels harder to deal with, which is a concern for countries like Italy, where growth is weak and persistent government deficits are pushing debt higher. The volatile political environment represents an additional area of risk, as the bloc continues to face a number of difficult issues, including the migrant crisis and a potential ‘Brexit’ this summer.

Brazil

Brazil’s real GDP contracted 6.0% in the first quarter as consumption and investment declined. The corruption scandal continues to weigh heavily on investment, which is already reeling from the impact of high interest rates and low commodity prices. The investigations have created a liquidity crisis at major construction companies, which has led several to file for bankruptcy and stalled their projects. Positively, the weaker currency is providing a competitive boost to exports, which grew 12.6% year over year. Exports have been supported by growing volumes of several key commodities, where revenues in local currency terms are at record highs despite the fall in USD prices. High interest and inflation rates pushed up the government’s debt service costs, as over 65% of Brazil’s sovereign bonds are either floating-rate or inflation-linked. This widened the budget deficit to 10.8% of GDP. Persistently high inflation has constrained the central bank from lowering interest rates, but now many of the one-time increases in regulated prices from 2015 have begun to ease, and inflation declined from 10.7% to 9.4% between January and March. Falling inflation will give the central bank room to lower interest rates, which should initiate a virtuous cycle and create the foundation for a recovery as government finances improve (due to lower interest expenses) and credit growth stimulates the economy. Political uncertainty remains a key risk as the impeachment proceedings against President Rousseff move forward. However, the likelihood of a pro-market reform candidate winning the next elections is rising as Brazil’s growing middle-class demands change.

China

China reported real GDP growth of 6.7% in the first quarter, slightly below the 2015 pace of 6.9% but within the government’s target range. After a slow start to the year in January and February, key indicators including industrial production, fixed asset investment and exports recovered in March. The recent boost may be related to government stimulus that was announced early this year, as the government continues to promote the dual goals of strong growth and economic re-balancing towards a consumption-driven economy. Headline retail sales grew by 10.5% and consumer confidence ticked up in the first quarter after falling to a two-year low in December. Despite positive headline growth numbers, overcapacity continues to be a major challenge for the industrial sector, and indicators like steel demand, residential construction, and power consumption remain weak. The transition from an investment-driven economy to a consumption-driven economy will take years to complete and there will be volatility along the way, but it is an essential step to placing the country on a sustainable long-term path.

Australia

Australia real GDP grew by an estimated 2.6% in the first quarter after growing by 2.5% in 2015. The combination of strong household and government spending, along with rising export volumes are driving solid growth. Partially offsetting this strength is major weakness in resource investment, which declined by over 20% in 2015 and is expected to decline further in 2016 as commodity prices are, in most cases, too low to incentivize new projects. While export volumes have risen, Australia’s terms of trade has deteriorated due to the decline in prices of its major commodity exports, which has led to a widening of the current account deficit. However, the recent rally in iron ore and metallurgical coal prices will likely provide some relief in the first half of 2016. With inflation remaining below target and the Australian dollar rallying against the USD in the first quarter, the Reserve Bank of Australia may cut interest rates, especially if domestic demand softens. The housing market appears to have (at least temporarily) plateaued, as the upward momentum in new construction, prices, and mortgage approvals have all paused. This follows a step-up in the government’s enforcement of Australia’s foreign investor rules.

10	BROOKFIELD ASSET MANAGEMENT

PART 2 – FINANCIAL PERFORMANCE REVIEW

SELECTED FINANCIAL INFORMATION

CONDENSED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2016	2015	Change

Revenues	$5,218	$4,396	$822

Direct costs	(3,648)	(3,006)	(642)

Gross margin[1]	1,570	1,390	180

Other income and gains	35	—	35

Equity accounted income	152	267	(115)

Expenses

Interest	(767)	(701)	(66)

Corporate costs	(23)	(29)	6

Fair value changes	352	1,113	(761)

Depreciation and amortization	(481)	(401)	(80)

Income taxes	(202)	(201)	(1)

Net income	636	1,438	(802)

Non-controlling interests	(379)	(709)	330

Net income attributable to shareholders	$257	$729	$(472)

Net income per share	$0.23	$0.73	$(0.50)

1. Gross margin is defined on page 12.

CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME (LOSS)

Foreign currency translation	$1,315	$(1,751)	$3,066

Financial contracts and power sales agreements	(114)	(106)	(8)

Equity accounted investments and other	(35)	(58)	23

Taxes on above items	71	(45)	116

Other comprehensive income (loss)	1,237	(1,960)	3,197

Non-controlling interests	(846)	1,204	(2,050)

Other comprehensive income (loss) attributable to shareholders	391	(756)	1,147

Comprehensive income (loss) attributable to shareholders	$648	$(27)	$675

BALANCE SHEET INFORMATION

(MILLIONS)	Mar. 31, 2016	Dec. 31, 2015	Change

Consolidated assets	$152,791	$139,514	$13,277

Borrowings and other non-current financial liabilities	72,489	65,420	7,069

Equity	61,427	57,227	4,200

Dividends declared for each class of issued securities for the first quarter of the three most recently years are presented on page 21.

Q1 2016 INTERIM REPORT	11

Foreign Currency Translation

The most significant currency exchange rates that impact our business are shown in the following table:

AS AT MAR. 31, 2016 AND DEC. 31, 2015 AND FOR THE THREE MONTHS ENDED MAR. 31	Period-end Spot Rate			Average Rate
	2016	2015	Change	2016	2015	Change
Australian dollar	0.7657	0.7287	5%	0.7230	0.7866	(8)%
Brazilian real	3.5920	3.9604	9%	3.8880	2.8523	(36)%
British pound	1.4360	1.4736	(3)%	1.4322	1.5149	(5)%
Canadian dollar	0.7690	0.7227	6%	0.7296	0.8068	(10)%

As at March 31, 2016, our IFRS net equity of $21.9 billion was invested in the following currencies: United States dollars – 47%; British pounds – 15%; Brazilian reais – 12%; Australian dollars – 13%; Canadian dollars – 6%; and other currencies – 7%. From time to time, we utilize financial contracts to adjust these exposures.

Currency exchange rates relative to the U.S. dollar at the end of the first quarter of 2016 were higher than December 31, 2015 for most of our significant non-U.S. dollar investments. As a result of these rate variations, the U.S. dollar equivalent of assets and liabilities from our subsidiaries or investments in these regions were higher in 2016 than 2015, all other things being equal. Average currency exchange rates on the other hand, were lower than the 2015 period, which reduced the U.S dollar equivalent of revenues, expenses and equity accounted earnings from our non-U.S. operations on a comparative basis.

FINANCIAL PERFORMANCE

Overview

Net income for the three months ended March 31, 2016 was $636 million, representing a decrease of $802 million from the prior year quarter. The contribution from operational improvements across our businesses, new investments and completed developments, and higher generation levels in our renewable power operations, was more than offset by a $969 million decrease in consolidated and equity accounted fair value changes; we recognized a decrease of $761 million through consolidated entities and a further $208 million through equity accounted investments.

Net income on a per share basis was $0.23, as compared to $0.73 in the prior year. This decrease is the result of factors noted above.

Statement of Operations

Revenues and Gross Margin

The following table presents consolidated revenues and gross margin, which we have disaggregated into our operating segments, in order to facilitate a review of variances between 2016 and 2015. Gross margin is calculated as revenue less direct costs, which exclude depreciation and fair value changes and corporate costs. Acquisitions, dispositions, changes in the basis of presentation such as between consolidation, equity accounting as well as foreign currency fluctuations following changes in control can impact revenues and direct costs concurrently; accordingly analysis of revenues less direct costs (ie., gross margin) on a segmented basis facilitates analysis by presenting the net impact of these items.

	Revenues		Gross Margin		Change
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2016	2015	2016	2015	Revenues	Gross Margin

Asset management	$296	$210	$189	$118	$86	$71

Property	1,414	1,277	746	654	137	92

Renewable power	654	458	409	322	196	87

Infrastructure	543	537	314	309	6	5

Private equity	2,125	1,605	146	110	520	36

Residential development	411	492	1	52	(81)	(51)

Corporate activities	52	66	37	49	(14)	(12)

Eliminations and adjustments[1]	(277)	(249)	(272)	(224)	(28)	(48)

Total consolidated	$5,218	$4,396	$1,570	$1,390	$822	$180

1.	Adjustment to eliminate base management fees and interest income earned from entities that we consolidate. See Note 3 to our Consolidated Financial Statements

12	BROOKFIELD ASSET MANAGEMENT

Significant variances in revenues and gross margin on a segmented basis are as follows:

Asset management: Fee revenues in our asset management operations increased by $86 million or 41% to $296 million. The increase is due primarily to a $64 million increase in base management fees and incentive distributions. Base management fees from private funds increased by $58 million or 89% to $123 million, reflecting strong client demand for several new private funds launched over the last twelve months. Transaction and advisory fees grew by $26 million, and included $21 million of fees earned on two large transactions in the current quarter. Gross margins increased by 60% or $71 million, primarily as the aforementioned transaction fees had no associated costs and we previously expanded our operating base to manage a larger level of capital, resulting in fee revenues increasing at a faster rate than direct costs.

Property: Revenues and gross margins increased due to the contribution from new leases coming online, particularly in our core office portfolio, along with acquisitions completed in our opportunistic portfolio over the past twelve months. Growth in occupancy and rental rates in our office portfolio specifically in New York and London, increased gross margins by $31 million. The acquisition of UK resort operations and a U.S. multifamily portfolio in the prior year increased revenues and gross margin by $178 million and $88 million, respectively. These positive items were partially offset by the loss of revenue from properties sold and the variance arising from a $15 million distribution, which was received on our investment in Canary Wharf Group plc (“Canary Wharf”) in the prior year. During the quarter we disposed of 15 properties, including an office building in Vancouver and the retail portion of our office building in Sydney.

Renewable power: Acquisitions contributed $215 million of additional revenues during the quarter and higher generation increased revenues by $109 million on a same-store basis. This was partially offset by lower power pricing in the northeastern United States and relatively lower prices in Brazil, which reduced revenues by $89 million. Gross margins reflect $245 million of direct operating costs, an increase of $109 million over the prior year, due primarily to costs associated with newly acquired facilities. The depreciation of the currencies in which we operate against the U.S. dollar resulted in a net reduction of $28 million to gross margin.

Infrastructure: Improved volumes across our businesses, organic growth initiatives, along with higher rates and tariff growth increased revenues by $6 million from the prior year. These increases were partially offset by a decline in revenue from the depreciation of currencies at our non-U.S. subsidiaries. Gross margin increased by $5 million compared to the prior year as increased costs from acquistions and expansions were reduced by the impact of cost reduction programs and a benefit to costs from depreciation of non-U.S. currencies.

Private equity: Revenues and gross margin increased by $ 520 million and $36 million respectively. These increases are primarily related to the contribution of revenues and direct costs from industrial and business services acquisitions, as well as other smaller investments, which contributed $389 million of revenue, however a gross margin loss of $1 million. Our construction revenues increased by $191 million to $888 million, benefitting from a larger project backlog, while gross margin decreased by $13 million due to $24 million earned in respect of a large UK project in 2015. Our directly held panel board businesses revenues and gross margin increased by $60 million and $74 million respectively, benefitting from a 17% increase in North American OSB prices, a 7% increase in North American OSB volumes and lower direct costs. These variances were offset by lower pricing in our western Canadian oil and gas operations which decreased revenues.

Residential development: Revenue from our Brazilian operations decreased by $68 million to $129 million overall as we delivered fewer projects in the current quarter, which resulted in gross margin decreasing by $27 million. The decline in the Brazilian currency also reduced revenues in U.S. dollars by $47 million, with an offsetting decrease in costs of $52 million. Lower lot sales in western Canada and a change in product mix in our U.S. operations to lower priced inventory resulted in an additional $16 million and $17 million decrease in revenues and gross margins.

Corporate activities: Revenues declined in our corporate activities due to reduced investment gains in our portfolio of financial assets during 2016 compared to 2015. This was driven by market conditions impacting our investment returns on marketable securities and lower foreign currency gains.

Equity Accounted Income

Equity accounted income represents our share of the net income recorded by investments over which we exercise significant influence. The following table disaggregates consolidated equity accounted income to facilitate analysis:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2016	2015	Change
Property operations
General Growth Properties	$41	$50	$(9)
Canary Wharf	(63)	10	(73)
Other property operations	140	177	(37)
Infrastructure operations	12	23	(11)
Private equity and other	22	7	15

	$152	$267	$(115)

Q1 2016 INTERIM REPORT	13

Our share of General Growth Properties Inc.’s (“General Growth Properties” or “GGP”) equity accounted income declined as a 4.4% increase in same-store rental income was offset by our share of a $61 million mark-to-market loss recorded by GGP in respect of outstanding warrants. Our share of GGP’s net income before the impact of warrants increased by $14 million due to increased occupancy and lease rates.

In February 2015, we increased our ownership interest in Canary Wharf from 22% to 50% and commenced equity accounting for our investment. The $73 million decrease in equity accounted income is due to $88 million of unrealized losses on interest rate swap contracts held by Canary Wharf and $23 million of fair value losses on Canary’s investment properties, as a result of a 1% increase in stamp duty decreasing the value of the portfolio. Excluding these fair value changes, equity accounted earnings increased by $38 million, representing a full quarter of results being included in current quarter.

Equity accounted income from other property operations decreased by $37 million in 2016 compared to the same period in 2015, as our share of fair value gains at this portfolio was $43 million higher in the prior year, specifically in our equity accounted U.S. office portfolios.

Infrastructure equity accounted income decreased by $11 million as the contribution from our communications infrastructure investment, which was acquired at the end of the first quarter of 2015, was offset by the strengthening U.S. dollar which reduced the translated values of results from non-U.S. operations relative to the Brazilian real, Chilean peso and euro during the period.

The increase in equity accounted income from private equity investments is primarily from earnings on our Western Australian oil and gas business, which was acquired in June 2015.

Interest Expense

The following table presents interest expense organized by the balance sheet classification of the associated liability:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2016	2015	Change

Corporate borrowings	$56	$57	$(1)

Non-recourse borrowings

Property-specific mortgages	589	529	60

Subsidiary borrowings	76	79	(3)

Subsidiary equity obligations	46	36	10

	$767	$701	$66

Interest expense on property-specific mortgages increased by $60 million over the prior year reflecting $105 million of interest costs on additional borrowings associated with acquisitions across our portfolio, particularly in our property and renewable power operations. This was partially offset by a reduction in the translated amount of interest expense due to the lower currency exchange rates on our non-U.S. borrowings and reduced interest due to debt pay downs in our Brazilian residential business. The majority of our borrowings are fixed rate long-term financing. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at current rates or changes in the level of debt as a result of acquisitions and dispositions. Borrowings are generally denominated in the same currencies as the assets they finance and therefore the overall increase in the value of the U.S. dollar during the period resulted in a decrease in the translated value of the interest expense on non-U.S. dollar denominated borrowings.

Fair Value Changes

The following table disaggregates fair value changes into major components to facilitate analysis:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2016	2015

Investment property	$179	$628

Held for sale	31	—

General Growth Properties warrants	169	98

Transaction related gains	—	270

Investment in Canary Wharf	—	150

Impairments and other	(27)	(33)

	$352	$1,113

Investment Property Appraisal Gains

Our investment properties are recorded at fair value, generally determined using discounted cash flow analysis or, in limited circumstances, direct capitalization methodology. External appraisals and comparable market transactions, when available, are used to support our valuations.

14	BROOKFIELD ASSET MANAGEMENT

The following table disaggregates investment property fair value changes by asset type:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2016	2015	Change

Core office	$16	$511	$(495)

Opportunistic and other	163	117	46

	$179	$628	$(449)

Office property values increased due to positive leasing at our New York City, London, Sydney, Melbourne and Toronto office buildings which increased cash flow projections, resulting in an overall increase in values at these properties in both the current and prior year quarter. However, the gains in the prior year were larger in our core New York and Australian office portfolio; increases in the current quarter were partially offset by slower growth in lease rates in Houston and Calgary as a result of economic conditions in those cities. Opportunistic assets recorded gains in our multifamily portfolio associated with increased rents on recently completed renovations. The increases in values, on an overall basis, were predominantly the result of changes in projected cash flows, as other valuation assumptions did not significantly change on an overall basis as compared to the prior quarter.

We also recognized $31 million of appraisal gains on properties that were previously classfied as held for sale, which mostly included a Vancouver core office property, which was disposed of in the current quarter.

We discuss the key valuation inputs of our investment properties on page 18.

General Growth Properties Warrants

The fair value of our GGP warrants increased by $169 million during the first quarter of 2016 (2015 – $98 million) primarily due to an increase in GGP’s share price. This gain is partially offset by our share of GGP’s mark-to-market loss on the warrants, which is included in equity accounted income. These warrants are convertible into 72 million common shares of GGP.

Transaction Related Gains

In January of 2015 we acquired natural gas production facilities in western Canada valued at $652 million for gross consideration of $481 million, including debt financing. The fair value of the proven producing and probable reserves at acquisition was greater than the consideration paid, resulting in a $171 million gain being recorded in net income.

In February 2015 we acquired the remaining 50% interest in an integrated real estate management services business, increasing our ownership to 100%. We commenced consolidation of the business which required us to revalue our existing 50% investment to the acquisition cost resulting in a $101 million gain based on the excess of our consideration paid over our IFRS book value.

Investment in Canary Wharf

We recognized a $150 million revaluation gain in the prior year to record our 22% interest in Canary Wharf at fair value. These gains related to higher valuations of Canary Wharf’s development activities, as well as lower discount rates. In February 2015, we acquired the remaining portion of Canary Wharf that we did not previously own as part of a joint venture for £6.45 per share.

Impairments and other

Other fair value changes include $29 million of transaction costs incurred in the current quarter (2015 – $20 million).

Depreciation and Amortization

Depreciation and amortization is summarized in the following table:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2016	2015	Change

Renewable power	$185	$163	$22

Infrastructure	102	98	4

Private equity	96	66	30

Property	87	56	31

Other	11	18	(7)

	$481	$401	$80

The increase in depreciation and amortization expense over the 2015 period is primarily attributable to depreciation recorded on assets acquired over the past twelve months and larger amounts of depreciation recorded on the higher book value of our infrastructure and renewable power property, plant and equipment, following our annual revaluation in the fourth quarter of 2015. This increase was partially offset by the impact of foreign exchange on our non-U.S. dollar denominated operations.

Q1 2016 INTERIM REPORT	15

Income Taxes

Income tax expense increased by $1 million to $202 million in the first quarter of 2016. Deferred taxes totalled $170 million (2015 – $167 million) whereas current taxes totalled $32 million (2015 – $34 million). Although net income declined between the 2015 and 2016 quarters, income tax expense was virtually unchanged as our effective tax rate increased from 12% to 24% as described in the following table.

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2016	2015	Change

Statutory income tax rate	26%	26%	—%

Increase (reduction) in rate resulting from:

International operations subject to different tax rates	1	(9)	10

Taxable income attribute to non-controlling interests	(8)	(5)	(3)

Recognition of previously unrecorded deferred tax assets	1	(3)	4

Non-recognition of the benefit of current year’s tax losses	5	3	2

Other	(1)	—	(1)

Effective income tax rate	24	12	12

The most significant change in our quarterly effective tax rate was the impact of changes in the amounts of taxable income earned in international operations. As a global company, we operate in countries with different tax rates, most of which vary from our domestic statutory rate and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates gave rise to a 1% increase in our effective tax rate compared to a 9% reduction in 2015. The difference will vary from period to period depending on the relative proportion of income in each country. In particular, fair value changes are subject to lower capital gains rates in certain jurisdictions and as we recorded a higher level of fair value changes in 2015, our overall effective tax rate was lower.

As an asset manager, many of our operations and the associated net income occur within partially owned “flow through” entities such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated net income includes income attributable to non-controlling ownership interest in these entities, our consolidated tax provision includes only our proportionate share of the tax provision of these entities. In other words, we are consolidating all of the net income, but only our share of their tax provision. This gave rise to a 8% and 5% reduction in the effective tax rate relative to the statutory tax rate in 2016 and 2015, respectively.

Other Comprehensive Income

Foreign Currency Translation

We record the impact of changes in foreign currencies on the carrying value of our net investments in non-U.S. operations in other comprehensive income. Changes in the value of currency contracts that qualify as hedges are included in foreign currency translation.

The following table disaggregates the impact of foreign currency translation on our business by the most significant non-U.S. currencies:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2016	2015

Australian dollar	$267	$(274)

Brazilian real	626	(1,141)

British pound	(194)	(281)

Canadian dollar	499	(817)

Other	570	(160)

	1,768	(2,673)

Currency hedges	(453)	922

	$1,315	$(1,751)

Currency hedges include financial contracts that we utilize to manage foreign currency exposures as well as foreign currency debt which we have elected as a hedge. We typically do not hedge our Brazilian real equity, due to the high cost associated with these contracts, which produced the majority of our foreign currency translation gain in 2016 and loss in 2015.

16	BROOKFIELD ASSET MANAGEMENT

FINANCIAL PROFILE

Consolidated Assets

The following table presents our consolidated assets at March 31, 2016 and December 31, 2015:

AS AT MAR. 31, 2016 AND DEC. 31, 2015 (MILLIONS)	2016	2015	Change

Investment properties	$49,110	$47,164	$1,946

Property, plant and equipment	43,561	37,273	6,288

Equity accounted investments	23,182	23,216	(34)

Cash and cash equivalents	3,563	2,774	789

Financial assets	7,214	6,156	1,058

Accounts receivable and other	8,208	7,044	1,164

Inventory	5,642	5,281	361

Intangible assets	5,407	5,170	237

Goodwill	3,515	2,543	972

Deferred income tax asset	1,484	1,496	(12)

Assets held for sale	1,905	1,397	508

	$152,791	$139,514	$13,277

Consolidated assets at March 31, 2016 were $152.8 billion, an increase of $13.3 billion since December 31, 2015. Acquisitions and development initiatives increased the carrying value of our investment properties, property, plant and equipment and equity accounted investments by $7.2 billion. Our assets also increased as a result of the appreciation of most non-U.S. dollar currencies in which we operate against the U.S. dollar. We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.

Investment Properties

The following table presents the major contributors to the period-over-period variances for our investment properties:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2016 (MILLIONS)
Balance, beginning of year	$47,164

Acquisitions and additions	1,788

Dispositions[1]	(652)

Fair value changes	179

Foreign currency translation	631

Total change	1,946

Balance, end of period	$49,110

1.	Includes reclassification of investment properties that are held for sale

Investment properties increased by $1.9 billion primarily due to $1.3 billion of new acquisitions, including $828 million for a U.S. self-storage business, and $0.5 billion of growth capital expenditures to fund investments in development projects. We reclassified $620 million of properties to held for sale, based on plans to dispose of 18 multifamily assets.

The fair value of investment properties is generally determined by discounting the expected future cash flows of the properties, typically over a term of 10 years using discount and terminal capitalization rates reflective of the characteristics, location and market of each property.

The consolidated key valuation metrics of our investment properties are presented in the following table on a weighted average basis, disaggregated into the principal operations of our property segment for analysis purposes. The valuations are most sensitive to changes in cash flows, discount rates and terminal capitalization rates. It is important to note that changes in cash flows and discount/ terminal capitalization rates are usually inversely correlated as the circumstances that typically give rise to increased interest rates (i.e., strong economic growth, inflation) usually give rise to increased cash flows, although timing may vary.

Q1 2016 INTERIM REPORT	17

	Core Office		Opportunistic and Other		Weighted Average
AS AT MAR. 31, 2016 AND DEC. 31, 2015	2016	2015	2016	2015	2016	2015

Discount rate	6.8%	6.8%	7.0%	7.2%	6.9%	6.9%

Terminal capitalization rate	5.7%	5.7%	7.5%	7.6%	6.0%	6.0%

Investment horizon (years)	11	11	7	8	11	11

Property, Plant and Equipment

The following table presents the major components of the period-over-period variances for our property, plant and equipment (“PP&E”), disaggregated by operating business group for analysis purposes:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2016 (MILLIONS)	Renewable Power	Infrastructure	Property	Private Equity and Other	Total

Balance, beginning of period	$19,738	$8,338	$5,316	$3,881	$37,273

Acquisitions and additions	4,911	201	31	40	5,183

Depreciation	(185)	(83)	(65)	(88)	(421)

Foreign currency translation	1,278	166	(44)	126	1,526

Total change	6,004	284	(78)	78	6,288

Balance, end of period	$25,742	$8,622	$5,238	$3,959	$43,561

We record PP&E in our renewable power, infrastructure, and hospitality properties within our property operations using the revaluation method, which results in these assets being fair valued at the end of each fiscal year, however depreciated quarterly. PP&E within our private equity and other operations is carried at amortized cost.

Acquisitions and additions include $4.9 billion within our renewable power operations to acquire a 3,032 megawatts (“MW”) hydroelectric portfolio in Colombia and a 51 MW hydroelectric portfolio in Brazil.

Property, plant and equipment also increased by $1.5 billion from year end due to positive foreign currency revaluation on non-U.S. assets.

Equity Accounted Investments

The following table presents the major components of the period-over-period variances for our equity accounted investments, disaggregated by operating business group for analysis purposes:

	Property
AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2016 (MILLIONS)	GGP	Canary Wharf	Other	Renewable power	Infrastructure	Private Equity and Other	Total

Balance, beginning of period	$7,215	$3,400	$6,879	$197	$4,690	$835	$23,216

Additions	—	—	190	—	20	33	243

Dispositions[1]	—	—	(591)	—	—	(8)	(599)

Share of net income	41	(63)	140	1	12	21	152

Share of other comprehensive income (loss)	10	—	(26)	3	3	(11)	(21)

Distributions received	(49)	—	(30)	—	(26)	(5)	(110)

Foreign currency translation and other	—	(86)	53	4	273	57	301

Net change	2	(149)	(264)	8	282	87	(34)

Balance, end of period	$7,217	$3,251	$6,615	$205	$4,972	$922	$23,182

1.	Includes reclassification of equity accounted investments that are held for sale

Our largest equity accounted investments are within our property operations and include a 29% interest in GGP with a carrying value of $7.2 billion at March 31, 2016.

Equity accounted investments decreased by $599 million during the quarter due to equity accounted investments that were sold or reclassified to held for sale, including a portfolio of hospitality assets in Germany and two industrial assets in the U.S., as we intend to sell interests in these investments in the next 12 months. This was partially offset by positive foreign currency revaluation during the quarter which added $301 million to equity accounted investments.

Certain of our investee entities, including GGP and Canary Wharf, carry their assets at fair value, in which case we record our

18	BROOKFIELD ASSET MANAGEMENT

proportionate share of any fair value adjustments. Changes in the carrying values of equity accounted investments typically relate to the purchase or sale of shares and our share of their comprehensive income, including fair value changes, and are reduced by our share of any dividends or other distributions.

Financial Assets

Financial assets increased by $1.1 billion compared to December 31, 2015. We acquired a number of investments in distressed debt securities, common shares, and credit investments within our infrastructure, renewable power and private equity operations during the quarter, which increased financial assets by $480 million in aggregate after reflecting sales in the period. We also recorded a $169 million increase in the valuation of our GGP warrants due to an increase in the share price of GGP.

Goodwill

Goodwill increased by $972 million during the quarter, mainly due to $808 million of goodwill allocated on the acquisition of a portfolio of hydroelectric facilities in Colombia.

Borrowings and Other Non-Current Financial Liabilities

Assets and liabilities are disaggregated into current and long-term components in Note 6 of our consolidated financial statements.

AS AT MAR. 31, 2016 AND DEC. 31, 2015 (MILLIONS)	2016	2015	Change
Corporate borrowings	$4,329	$3,936	$393
Non-recourse borrowings
Property-specific borrowings	50,699	46,044	4,655
Subsidiary borrowings	9,695	8,303	1,392
Non-current accounts payable and other liabilities[1]	4,347	3,806	541
Subsidiary equity obligations	3,419	3,331	88

	$72,489	$65,420	$7,069

1.	Excludes accounts payable and other liabilities that are due within one year. See Note 6 (d) to our Interim Consolidated Financial Statements

The increase in property-specific borrowings of $4.7 billion during the first quarter of 2016 is due primarily to debt assumed on acquisitions within our property and renewable power operations and $1.0 billion of draws on credit facilities secured by private fund commitments. These facilities will be repaid by calling private fund capital in the short term. Borrowings are generally denominated in the same currencies as the assets they finance and therefore the overall decrease in the value of the U.S. dollar during the period resulted in our non-U.S. dollar denominated borrowings increasing in value.

Subsidiary borrowings increased by $1.4 billion due draws on subsidiary credit facilities to fund acquisitions and development projects and the impact of foreign exchange on non-U.S. dollar borrowings.

Equity

Equity consists of the following components:

AS AT MAR. 31, 2016 AND DEC. 31, 2015 (MILLIONS)	2016	2015	Change
Preferred equity	$3,739	$3,739	$—
Non-controlling interests	35,806	31,920	3,886
Common equity	21,882	21,568	314

	$61,427	$57,227	$4,200

Common equity increased by $314 million to $21.9 billion at March 31, 2016. Net income and other comprehensive income attributable to shareholders for the first quarter of 2016 totalled $648 million. We distributed $158 million to shareholders as common and preferred share dividends and paid $94 million to repurchase 3.3 million Class A shares, of which $56 million was to fund long-term compensation plans.

Non-controlling interests increased by $ 3.9 billion. Net issuances of equity to non-controlling interest were $2.9 billion and included $2.5 billion of equity associated with the acquisition of a portfolio of Colombian hydroelectric facilities. Comprehensive income attributable to non-controlling interests added an additional $1.2 billion, which was partially offset by distributions totalling $441 million.

We provide a more detailed discussion of our capitalization in Part 4 of the MD&A.

Q1 2016 INTERIM REPORT	19

SUMMARY OF QUARTERLY RESULTS

Our condensed statement of operations for the eight most recent quarters are as follows:

	2016	2015				2014
FOR THE THREE MONTHS ENDED (MILLIONS EXCEPT PER SHARE AMOUNTS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenues	$5,218	$5,538	$5,056	$4,923	$4,396	$4,694	$4,659	$4,673

Net income	636	1,187	845	1,199	1,438	1,699	1,109	1,558

Net income for shareholders	257	678	289	645	729	1,050	734	785

Per share

- diluted	$0.23	$0.66	$0.26	$0.62	$0.73	$1.06	$0.73	$0.79

- basic	0.23	0.67	0.27	0.64	0.75	1.09	0.75	0.81

Summary of Quarterly Results

In the past two years the quarterly variances in revenues are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of fair value changes and deferred tax provisions recognized, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our property business. Other factors include the impact of foreign currency on non-U.S. revenues.

Our property operations typically generate consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains, resulting in relatively consistent amounts of revenue on a quarterly basis. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our property assets on a quarterly basis which results in variations in net income based on changes in the value of our property portfolio.

Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during rainy season and spring thaws; however this is mitigated to an extent by prices, which tend not to be as strong as they are the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our infrastructure operations are generally stable in nature as a result of long-term sales contracts with our clients, certain of which guarantee minimum volumes. Over the last two years we have been deploying more capital within these portfolios into businesses that benefit from increasing volumes, to complement our investments in rate-regulated assets, which may lead to more volatility but also, we believe, to growth in revenues and net income.

Our private equity and residential development operations are seasonal in nature and a large portion is correlated with the ongoing U.S. housing recovery and, to a lesser extent, economic conditions in Brazil. Results in these businesses are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favourable in the latter half of the year which tends to increase construction activity levels.

The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

	2016	2015				2014
FOR THE THREE MONTHS ENDED (MILLIONS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Fair value changes	$352	$594	$389	$70	$1,113	$1,326	$637	$996

Income taxes	(202)	(218)	(145)	368	(201)	(445)	(38)	(346)

Net impact	$150	$376	$244	$438	$912	$881	$599	$650

Over the last eight completed quarters, the following factors caused variations in revenues and net income to shareholders on a quarterly basis:

In the fourth quarter of 2015 we included $594 million of fair value gains related to increased appraisals at our office properties. Our revenues also reflected completion of significant projects in our construction services business and home closings in our residential development business.

In the third quarter of 2015 we acquired a large UK resort operator and U.S. multifamily portfolio in our institutional private fund which increased revenues by $146 million and $214 million, respectively, in the third and fourth quarters of 2015.

20	BROOKFIELD ASSET MANAGEMENT

In the second quarter of 2015 we recognized a $464 million deferred income tax recovery as our office property operations reorganized its interest in certain subsidiaries that resulted in a change in the tax rate applicable to those entities with a resulting benefit of $314 million attributable to shareholders.

In the first quarter of 2015 we recorded a higher level of fair value changes from our consolidated investment properties, particularly office properties in Manhattan and Sydney, where strong market conditions and leasing activities increased expected future cash flows, leading to increased appraisal values. In addition, we recognized $270 million of gains on the acquisition of control of two businesses, of which $132 million was attributable to shareholders.

Net income in the fourth quarter of 2014 included $1.3 billion in fair value gains, primarily from increased appraised values of our investment properties, of which $762 million was attributable to shareholders.

In the second and third quarters of 2014 we also recognized a higher level of fair value changes from our property investments, particularly on consolidated office properties and on our investment in Canary Wharf.

CORPORATE DIVIDENDS

The dividends paid by Brookfield on outstanding securities during the first three months of 2016 and the same period in 2015 and 2014 are summarized in the following table. Dividends to the Class A and B shares have been adjusted to reflect a three-for-two stock split on May 12, 2015.

	Distribution per Security
	2016	2015	2014
Class A and B1 Shares	$0.13	$0.11	$0.10	[2]
Class A Preferred Shares
Series 2	0.09	0.10	0.12
Series 4 + Series 7	0.09	0.10	0.12
Series 8	0.12	0.15	0.17
Series 9	0.17	0.19	0.22
Series 12[3]	—	—	0.31
Series 13	0.09	0.10	0.11
Series 14[4]	0.11	0.37	0.42
Series 15	0.06	0.09	0.09
Series 17	0.22	0.24	0.27
Series 18	0.22	0.24	0.27
Series 22[5]	—	—	0.40
Series 24	0.25	0.27	0.31
Series 26	0.21	0.23	0.26
Series 28	0.21	0.23	0.26
Series 30	0.22	0.24	0.27
Series 32	0.21	0.23	0.26
Series 34	0.19	0.21	0.24
Series 36	0.22	0.24	0.27
Series 37	0.22	0.25	0.28
Series 38[6]	0.20	0.22	—
Series 40[7]	0.21	0.23	—
Series 42[8]	0.21	0.23	—
Series 44[9]	0.23	—	—

1.	Class B Limited Voting Shares (“Class B Shares”)
2.	Actual dividend per Class A and B Share paid in Q1 2014 was $0.13 for the period from November to February, equivalent to $0.10 on a three-month basis
3.	Redeemed April 7, 2014
4.	Redeemed March 1, 2016
5.	Redeemed September 30, 2014
6.	Issued March 13, 2014
7.	Issued June 5, 2014
8.	Issued October 8, 2014
9.	Issued October 2, 2015

Dividends on the Class A and B Shares are declared in U.S. dollars whereas Class A Preferred Share dividends are declared in Canadian dollars.

Q1 2016 INTERIM REPORT	21

PART 3 – OPERATING SEGMENT RESULTS

BASIS OF PRESENTATION

How We Measure and Report Our Operating Segments

Our operations are organized into five operating business groups in addition to our corporate and asset management activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure performance primarily using funds from operations generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity by segment.

Our operating segments are as follows:

i.

Asset management operations consist of managing our listed partnerships, private funds and public markets on behalf of our clients and ourselves. We generate contractual base management fees for these activities as well as performance income, including incentive distributions, performance fees and carried interests. We also provide transaction and advisory services.

ii.	Property operations include the ownership, operation and development of office, retail, industrial, multifamily, hospitality and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind power and other generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, communications and agricultural assets.

v.	Private equity operations include a broad range of industries, and are mostly focused on energy, industrial, construction and other business services.

vi.	Residential development operations consist predominantly of homebuilding, condominium development and land development.

vii.

Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings and preferred equity which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of all of our operating segments and allocated to each operating segment based on an internal pricing framework.

We are in the process of forming a listed issuer called Brookfield Business Partners L.P. (“BBP”). BBP will be the primary vehicle through which we will own and operate businesses within our private equity business group. In connection with the formation and pending spin-off of BBP, we have realigned the organizational and governance structure of these businesses and changed how the company presents information for financial reporting and management decision making which has resulted in a change in the private equity and service activities segments. Specifically, our private equity reportable segment includes our investments in to be included in BBP, Norbord Inc. and certain other directly held investments.

Segment Financial Measures

Funds from Operations (“FFO”) is a key measure of our financial performance and we use FFO to assess operating results and the performance of our businesses on a segmented basis. We define FFO as net income prior to fair value changes, depreciation and amortization and deferred income taxes. When determining FFO, we include our proportionate share of the FFO of equity accounted investments on a fully diluted basis.

FFO includes gains or losses arising from transactions during the reporting period adjusted to include fair value changes and revaluation surplus recorded in prior periods adjusted to include taxes payable or receivable, as well as amounts that are recorded directly in equity, such as ownership changes (“realized disposition gains”). We include realized disposition gains in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business.

Our definition of funds from operations may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of funds from operations and the determination of funds from operations by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation.

We illustrate how we derive funds from operations for each operating segment and reconcile total reportable segment FFO to net income in Note 3 of the consolidated financial statements and on page 24. We do not use FFO as a measure of cash generated from our operations.

22	BROOKFIELD ASSET MANAGEMENT

We measure segment assets based on Common Equity by Segment, which we consider to be the amount of common equity allocated to each segment. We utilize Common Equity by Segment to review our deconsolidated balance sheet and to assist in capital allocation decisions.

In assessing results, we identify the portion of FFO that represents realized disposition gains or losses, as well as the FFO and Common Equity by Segment that relates to our primary listed partnerships: Brookfield Property Partners, Brookfield Renewable Partners, Brookfield Infrastructure Partners and Brookfield Business Partners. We believe that identifying the segment FFO and Common Equity by Segment attributable to our listed partnerships enables investors to understand how the results of these public entities are integrated into our financial results and that identifying realized disposition gains is helpful in understanding variances between reporting periods.

The following sections also utilize segment operating measures that we employ to describe and assess performance on a segmented basis. The calculation of these measures may differ from others and as a result, may not be comparable to similar measures presented by others. These operating measures and their respective definitions are provided on pages 37 and 38 of our December 31, 2015 annual report.

SUMMARY OF RESULTS BY OPERATING SEGMENT

The following table presents FFO and common equity by segment on a period-over-period basis for comparison purposes:

	Funds from Operations				Common Equity by Segment
AS AT MAR. 31, 2016 AND DEC. 31, 2015 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2016	2015	Change		2016	2015	Change
Asset management	$185	$110	$75	68%	$337	$328	$9	3%

Property	373	283	90	32%	16,298	16,265	33	—%

Renewable power	68	81	(13)	(16)%	4,592	4,424	168	4%

Infrastructure	71	57	14	25%	2,294	2,203	91	4%

Private equity	76	60	16	27%	2,440	2,178	262	12%

Residential development	(15)	2	(17)	(850)%	2,433	2,221	212	10%

Corporate activities	(55)	(36)	(19)	(53)%	(6,512)	(6,051)	(461)	(8)%

	$703	$557	$146	26%	$21,882	$21,568	$314	1%

Approximately half of our capital is invested in non-U.S. countries and the cash flow generated from these businesses, as well as our equity, is subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. During the current quarter, the U.S. dollar strengthened relative to the local currencies in the jurisdictions where we hold the majority of our non-U.S. dollar investments, when compared to prevailing rates during the first quarter of 2015. On the other hand, the U.S. dollar weakened at the end of the quarter, compared to year end exchange rates. Other factors being held constant, currency movements decreased FFO by $1 million compared to the 2015 quarter and increased common equity by $483 million.

Funds from Operations

Funds from operations increased 26% to $703 million in the first quarter of 2016. The increase in FFO was mostly due to strong growth in asset management revenues and favourable operating results across most of our portfolio, however, performance was tempered due to the impact of lower power and energy prices on our renewable power and commodity-based businesses. Realized disposition gains increased by $50 million in the quarter to $212 million as we continue to monetize assets at excellent valuations.

Asset management: FFO increased by $75 million to $185 million in the first quarter of 2016. Fee bearing capital increased by $10.7 billion over the last twelve months, which contributed to a 31% increase in base management fees to $237 million. FFO also increased by $21 million during the quarter due to fees earned on two large transactions. Direct costs increased by $13 million to $111 million in the quarter; however costs have increased at a lower rate than fee revenues as we previously invested in our operating base to manage this higher level of capital without a commensurate increase in costs.

Q1 2016 INTERIM REPORT	23

Property: We recorded $373 million of FFO from our property operations, representing a $90 million increase over the 2015 quarter due to $50 million of additional realized disposition gains and $40 million of incremental FFO from our operations. Excluding realization gains, FFO was $161 million representing an increase of 33% due to incremental income from recently signed leases in Lower Manhattan, strong performance from our core retail business, new investments made in 2015. We disposed of 15 properties, including core office buildings in Vancouver and Sydney, recognizing $212 million of disposition gains.

Renewable power: FFO decreased by $13 million to $ 68 million. Positive increases in water levels led to a 34% increase in hydroelectric generation compared to the 2015 quarter and increased FFO by $58 million. In addition, our recently acquired Colombian and Brazilian hydroelectric facilities contributed $7 million of FFO. These positive variances were more than offset by the impact of reduced electricity prices on uncontracted power, particularly in Eastern Canada and the U.S., and the impact of foreign currency on FFO from our non-U.S. operations.

Infrastructure: FFO increased by 25% reflecting the contribution from the acquisition of our European communications infrastructure assets, an increased ownership of our North American gas transmission business and a distribution received on our initial investment in a ports and logistics business. Prior to the impact of currency exposure, FFO generated by existing investments increased by 11% as a result of growth in our utilities rate base, higher pricing in our transport operations and higher volumes in our energy businesses.

Private equity: FFO in our private equity operations was $76 million, 27% above the prior year. This increase was due to FFO earned from recent acquisitions in an Australian energy operation and investments in debt securities, as well as stronger pricing and volumes in our OSB manufacturing business. This has been partially offset by lower commodity prices, impacting our energy and other industrial operations, and timing of project completions in our construction services business.

Residential development: Our North American homebuilding and land development business had slower results amidst challenging market conditions in Alberta, resulting in decreased margins on home sales in the quarter and reducing FFO by $14 million. Our Brazilian operations continue to experience lower margins on deliveries and FFO declined slightly in the quarter.

Corporate activities: FFO includes investment income derived from our cash and financial assets as well as interest expense incurred on our corporate leverage and unallocated corporate costs. Corporate FFO decreased by $19 million in the first quarter of 2016, as a result of lower gains on investment income, which was exceptionally high in the 2015 quarter. This was partially offset by a $6 million decrease in corporate operating costs.

Common Equity by Segment

Common equity increased by $314 million to $ 21.9 billion as at March 31, 2016 and was relatively consistent on a segmented basis when compared to year end. We invested $165 million and $179 million of capital into our private equity and residential operations during the quarter, increasing our investment in these segments, and funding our share of growth initiatives.

Reconciliation of Non-IFRS Measures

The following table reconciles total reportable segment FFO to net income:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2016	2015

Total reportable segment FFO	$703	$557

Realized disposition gains in fair value changes of prior periods	(212)	(162)

Non-controlling interest in FFO	718	517

Financial statement components not included in FFO

Equity accounted fair value changes and other non-FFO items	(274)	(19)

Fair value changes	352	1,113

Depreciation and amortization	(481)	(401)

Deferred income taxes	(170)	(167)

Net income	$636	$1,438

24	BROOKFIELD ASSET MANAGEMENT

ASSET MANAGEMENT

Overview

Our asset management operations consist of managing listed partnerships and private funds as well as listed securities within our public markets portfolios. As at March 31, 2016, we managed approximately $104 billion of fee bearing capital, of which approximately $82 billion was from clients and $22 billion was from the Corporation. We also provide transaction and other advisory services.

Listed Partnerships: We manage publicly listed, perpetual capital entities with $46 billion of fee bearing capital, including Brookfield Property Partners, Brookfield Renewable Partners, and Brookfield Infrastructure Partners. We are compensated for managing these entities through base management fees, which are primarily determined by the market capitalization of these entities. We are also entitled to receive incentive distributions equal to a portion of the increases in partnership distributions above pre-determined hurdles.

We expect to complete the launch of Brookfield Business Partners in the second quarter of 2016. We believe BBP will provide an attractive investment opportunity for investors and complement our listed property, renewable power and infrastructure real asset strategies. We will be compensated for managing BBP through base management fees, similar to our other listed partnerships, and incentive distributions which will be based on increases in the market capitalization of BBP.

Private Funds: We manage approximately $42 billion of fee bearing capital through 35 private funds. Private fund capital is typically committed for 10 years from the inception of a fund with two one-year extension options. Our private fund investor base consists of 355 third-party clients with an average commitment of $95 million. We earn base fees which are generally determined on both called and uncalled commitments, and are entitled to receive carried interests, which represents a portion of investment returns provided that clients receive a minimum pre-determined return.

Public Markets: We manage $16 billion of fee bearing capital through numerous funds and separately managed accounts on behalf of third-party clients, focused on fixed income and equity securities. We act as an advisor for these clients and earn base and performance fees.

Asset management revenues include fees earned by us in respect of capital managed for clients as well as the capital provided by Brookfield, with the exception of carried interests which exclude amounts earned on Brookfield capital. This is representative of how we manage the business and more appropriately measures the returns from our asset management activities and the returns from the capital invested in our funds. Fee bearing capital provided by Brookfield consists largely of our economic ownership interests in BPY, BEP and BIP along with $9.1 billion invested in private funds, of which the Corporation has invested directly in $1.9 billion and our listed partnerships have invested the remaining $7.2 billion. The $7.2 billion of committed capital from the listed partnerships are subject to a fee credit arrangement to avoid potential double payment of fees.

The following table disaggregates our asset management FFO into fee related earnings and realized carried interests to facilitate analysis:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2016	2015

Funds from operations

Fee related earnings	$185	$108

Carried interests	—	2

	$185	$110

We do not recognize carried interests until the end of the relevant determination period under IFRS, which typically occurs at or near the end of a fund term, however, we do provide supplemental information on the estimated amount of unrealized carried interests that have accumulated based on fund performance up to the date of the financial statements. Unrealized carried interests are determined as if the fund was wound up at the reporting date, based on the estimated value of the underlying investments.

Segment equity in our asset management operations was $337 million at March 31, 2016 (2015 – $328 million) and consists of goodwill recognized through business combinations and working capital. We do not fair value our asset management operations under IFRS and as a result, the fair value of these operations is not included within our common equity.

Q1 2016 INTERIM REPORT	25

Fee Related Earnings

We generated the following fee related earnings during the period:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2016	2015

Fee revenues

Base management fees	$237	$181

Incentive distributions	25	17

Transaction and advisory fees	34	8

	296	206
Direct costs and other	(111)	(98)

Fee related earnings	$185	$108

Fee related earnings increased by 71% to $185 million for the period, primarily as a result of the higher level of fee bearing capital. Operating costs increased by 13%, as we previously invested in our operations to enable us to expand our capital base.

Base management fees increased 31% to $237 million compared to $181 million in the first quarter of 2015. Our private funds contributed $123 million of base fees, reflecting a 54% increase, excluding the impact of $23 million of catch-up fees, which are earned on commitments received after the initial close of a fund, where base fees are deemed to accrue from an initial close prior to the quarter. The increase in private fund base fees primarily relates to of fees on inflows in the last twelve months. Base management fees from our listed partnerships totalled $98 million, including $93 million of base management fees from BPY, BIP and BEP. Base fees from our public markets activities were $24 million.

We received $25 million of incentive distributions from BIP, BEP and BPY, representing an increase of 47% from the first quarter of 2015. The growth reflects increases in unit distributions by BIP, BEP and BPY of 7.5%, 7.2% and 5.9%; following the recent distribution increases both BIP and BEP’s distributions have surpassed their hurdles and we will now earn 25% of future distribution raises. BPY on the other hand has now commenced paying incentive distributions, as it’s current annualized distribution of $1.12 per unit surpasses the lower hurdle of $1.10 per unit on an annualized basis.

Transaction fees totalled $21 million (2015 – $nil) which represents our $12 million share of a break fee earned on the Asciano transaction, net of associated costs, and fees generated on third party co- investments in connection with our acquisition of a portfolio of Colombian hydroelectric facilities. Advisory fees are earned by our advisory business, which is primarily focused on property and infrastructure transactions. Advisory fees totalled $13 million (2015 – $8 million).

Direct costs and other consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Operating margins, which are calculated as fee related earnings divided by fee revenues, were 63% for the period, compared to 52% in 2015. Direct costs increased by $13 million year over year due to expansion in our operations and include $4 million of non-controlling interests in fee related earnings recorded by partially owned entities (2015 – $3 million).

Carried Interests

We generated $137 million of unrealized carried interest during the first quarter of 2016. Appreciation of most foreign currencies resulted in higher U.S. dollar values for our foreign denominated fund investments and increased carried interest by $40 million since year end.

Accumulated unrealized carried interests totalled $795 million at March 31, 2016. We estimate that direct expenses of approximately $263 million will arise on the realization of the amounts accumulated to date, of which $40 million relates to the carry generated in the period. We realized $2 million of carried interest during the prior year, net of direct costs and non-controlling interests, upon completion of the relevant determination period. The amount of unrealized carried interests and associated costs are shown in the following table:

FOR THE THREE MONTHS ENDED MAR. 31, 2016 (MILLIONS)	Unrealized Carried Interest	Direct Costs	Net

Unrealized balance, beginning of period	$658	$(223)	$435

In-period change
Generated	137	(40)	97

Unrealized balance, end of period	$795	$(263)	$532

The funds to which unrealized carried interest relates have a weighted average term to realization of six years. Recognition of carried interest is dependent on future investment performance.

26	BROOKFIELD ASSET MANAGEMENT

Fee Bearing Capital

The following table summarizes our fee bearing capital:

AS AT MAR. 31, 2016 AND DEC. 31, 2015 (MILLIONS)	Listed Partnerships[1]	Private Funds[1]	Public Securities	Total 2016	Total 2015

Property	$22,817	$23,863	$—	$46,680	$45,069

Renewable power	11,273	3,204	—	14,477	11,743

Infrastructure	11,475	8,805	—	20,280	19,428

Private equity	—	6,083	—	6,083	5,928

Other	—	—	16,402	16,402	16,797

March 31, 2016	$45,565	$41,955	$16,402	$103,922	n/a

December 31, 2015	$43,017	$39,151	$16,797	n/a	$98,965

1.	Includes Brookfield capital of $20.4 billion (2015 – $18.2 billion) in listed partnerships and $1.9 billion (2015 – $0.9 billion) in private funds

Listed partnership capital includes the market capitalization of our listed issuers: BPY, BEP, BIP, Brookfield Canada Office Properties, Acadian Timber Corp. and also includes corporate debt and preferred shares issued by these entities to the extent these are included in determining base management fees.

Private fund capital includes $9.6 billion of third-party uninvested capital, which is available to pursue acquisitions within each fund’s specific mandate. The uninvested capital includes $5.4 billion for property funds, $2.4 billion for infrastructure funds and $1.8 billion for private equity funds, and have an average term of approximately three years, during which the capital can be called. Private fund fee bearing capital has a remaining average term of eight years (ten years with two one-year extension options) and includes approximately $4.9 billion of co-investment capital.

Public markets capital includes portfolios of fixed income and equity securities, with a particular focus on real estate and infrastructure, including high yield securities. Fee bearing capital within our public markets is typically redeemable at a client’s option.

Fee bearing capital increased by $5 billion during the first three months of 2016. The principal variances are set out in the following table:

FOR THE THREE MONTHS ENDED MAR. 31, 2016 (MILLIONS)	Listed Partnerships	Private Funds	Public Securities	Total

Balance, December 31, 2015	$43,017	$39,151	$16,797	$98,965

Inflows	—	2,779	618	3,397

Outflows	—	(12)	(907)	(919)

Distributions	(496)	—	—	(496)

Market activity	1,840	—	(106)	1,734

Foreign exchange and other	1,204	37	—	1,241

Change	2,548	2,804	(395)	4,957

Balance, March 31, 2016	$45,565	$41,955	$16,402	$103,922

Fee bearing capital increased by $ 5.0 billion and includes $2.8 billion of capital commitments to our private funds. Private fund inflows include an additional $1.2 billion of commitments to our global opportunistic property fund in addition to $1.1 billion of co-investment capital which was invested in our Colombian hydroelectric portfolio. Market prices within our listed partnerships improved, resulting in an increase in BEP’s and BIP’s market capitalization by $1.0 billion and $0.7 billion, respectively. Fee bearing capital for our listed partnership reflects the fee base of these entities, which is based on the total capitalization value and includes non-recourse debt, net of cash. Increases in net non-recourse debt primarily occurred within BEP to the fund of acquisition of a Colombian hydroelectric generation portfolio during the quarter.

Shortly after quarter end, we raised an additional $10 billion of commitments to our private funds, including the final close of our $9 billion global real estate fund and a major interim close of our infrastructure fund.

Q1 2016 INTERIM REPORT	27

PROPERTY

Overview

We own virtually all of our commercial property assets through our 62% economic ownership interest in Brookfield Property Partners. BPY is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $ 18.3 billion at March 31, 2016, based on public pricing. We also own $1.3 billion of preferred shares of BPY which yield 6.2% based on their redemption value.

BPY’s operations are principally organized as follows:

Core Office: We own interests in and operate commercial office portfolios, consisting of 153 properties containing 102 million square feet of commercial office space. The properties are located primarily in the world’s leading commercial markets, such as New York, London, Los Angeles, Washington D.C., Sydney, Toronto, and Berlin among others. We also develop office properties on a selective basis and our core office development assets consist of interests in 31 sites totalling approximately 32 million square feet. Of the total properties in our core office portfolio, 86 properties, consisting of 55 million square feet, are consolidated and the remaining interests are equity accounted under IFRS.

Core Retail: Our core retail portfolio consists of interests in 128 regional malls and urban retail properties containing 126 million square feet in the United States, which are held through our 29% fully diluted interest in GGP, which is equity accounted. Our retail mall portfolio has a redevelopment pipeline that exceeds $302 million (on a proportionate basis).

Opportunistic: We own and operate opportunistic office, retail, industrial, multifamily, hospitality, triple net lease and self-storage properties. Our opportunistic office assets comprise 23 million square feet across 104 properties in this U.S., UK, Brazil and India. Our opportunistic retail portfolio consists of interests in 43 properties with over 28 million square feet in the U.S. and select markets in Brazil. Our industrial portfolio consists of interests in 206 operating properties in North America and Europe, containing 55 million square feet of space. We also own and manage a land portfolio with the potential to build 43 million square feet of industrial properties. Of the total properties in our industrial portfolio, 150 properties consisting of 32 million square feet, are consolidated and the remaining interests are equity accounted. Our multifamily portfolio includes over 39,500 multifamily units in the U.S., while our hospitality portfolio includes 27 properties with over 18,200 rooms. Our triple net lease portfolio consists of over 300 properties that are leased to automotive dealerships across the United States and Canada. Our self-storage portfolio consists of over 100 properties with over 67,000 units across the U.S.

The following table disaggregates segment FFO and segment equity into the amounts attributable to our ownership interests in BPY, the amounts represented by other property assets and liabilities, and realized disposition gains to facilitate analysis:

	Funds from Operations		Common Equity by Segment
AS AT MAR. 31, 2016 AND DEC. 31, 2015 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2016	2015	2016	2015

Brookfield Property Partners

Equity units[1]	$140	$112	$14,821	$14,888

Preferred shares	19	19	1,275	1,275

	159	131	16,096	16,163

Other

Property assets	9	1	728	621

Liabilities	(7)	(11)	(526)	(519)

Realized disposition gains	212	162	—	—

	$373	$283	$16,298	$16,265

1.

Brookfield’s equity units in BPY consist of 432.6 million redemption-exchange units, 45.2 million Class A LP units, 4.8 million special limited partnership units and 0.1 million general partnership units; together representing an effective economic interest of 62% of BPY

FFO within our property segment was $ 373 million and increased by $90 million from the prior year due to an additional $50 million of realized disposition gains and growth in the portfolio due to increased lease rates. Our share of BPY’s FFO increased from $112 million to $140 million as the positive contribution continued strong leasing activity and new investments were partially offset by asset disposals and foreign exchange. Realized disposition gains in the current period include a $188 million of gains related to the disposition of properties in Vancouver and Sydney and an additional $24 million of gains on the sale of 13 smaller properties.

28	BROOKFIELD ASSET MANAGEMENT

Brookfield Property Partners

BPY’s FFO for the first quarter of 2016 was $217 million, of which our share was $140 million. We also received $19 million as dividends on preferred shares of BPY that were issued to us on its formation (2015 – $19 million).

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2016	2015
Core office	$149	$143

Core retail	111	103

Opportunistic	73	54

Corporate	(116)	(119)

Attributable to unitholders	217	181

Non-controlling interests	(69)	(58)

Segment reallocation and other	(8)	(11)

Brookfield’s interest	$140	$112

BPY’s core office property FFO increased by 4% to $149 million. New leases at Brookfield Place New York increased FFO by $15 million, and we also benefitted from positive leasing activity in most of our U.S. and European properties. These positive variances were partially offset by the elimination of FFO in the current period on disposition of assets and the negative impact of foreign currency exchange.

Leasing activity during the quarter consisted of 1.2 million square feet of new and renewal leases at an average in-place net rent of $31.40, which was 4.8% higher than expiring net rents of $29.97 per square foot. This resulted in a 1.6% increase in average overall office in-place net rents from $32.90 to $33.41 per square foot as compared to year end, after reflecting the impact of currency revaluation. Overall occupancy remained relatively consistent at 92%. Our overall office portfolio in-place net rents are currently 19% below market net rents.

We currently have 8.5 million square feet of active development projects, including Manhattan West in New York, Brookfield Place in Calgary, as well as London Wall Place, Principal Place and 1 Bank Street in London. Of these office assets are 49% pre-leased in aggregate and we estimate an additional cost of $3.2 billion to complete construction.

BPY’s core retail FFO, which consists from its ownership interest in GGP, increased to $111 million in the first quarter of 2016. The $8 million increase is primarily the result of a 4.4% increase in same-store net operating income at GGP as occupancy increased by 110 basis points and benefitted from rent increases and higher tenant recoveries as well as reduced interest costs.

Our retail portfolio occupancy rate was 95.2% as at March 31, 2016. We leased approximately 5.1 million square feet during the quarter on a suite-to-suite basis, increasing in-place rents to $61.25 at March 31, 2016 from $ 60.21 at March 31, 2015. Tenant sales, excluding anchors, increased by 2.1% compared to the prior year and initial rental rates for executed leases commencing in 2016 on a suite-to-suite increased by 12% compared to the rental rate for expiring leases.

BPY owns office, retail, industrial, multifamily, hospitality, triple net leased property and self-storage assets primarily through funds that are managed by us. BPY’s share of the FFO from these assets increased to $73 million, as compared to $54 million in the prior year, primarily due to the contribution from the acquisition of our UK resort operation and U.S. multifamily portfolio, partially offset by asset dispositions and foreign exchange.

BPY’s corporate FFO was relatively consistent as interest savings following the repayment of debt to fund our office property portfolio was offset by additional interest on borrowings to partially fund opportunistic investments.

Common Equity by Segment

Our property segment consists largely of investments in commercial property businesses, whose assets are comprised mostly of investment properties that are carried at fair value and revalued on a quarterly basis. Common equity by segment remained at $16.3 billion (2015 – $16.3 billion). Increased property valuations as described on page 15 were partially offset by distributions paid.

Q1 2016 INTERIM REPORT	29

RENEWABLE POWER

Overview

We hold our renewable power operations primarily through a 63% economic ownership interest in Brookfield Renewable Partners. BEP is listed on both the NYSE and TSX and had an equity capitalization of $8.3 billion at March 31, 2016, based on public pricing. BEP operates renewable power facilities, predominantly hydroelectricity, and owns them both directly as well as through our private infrastructure funds.

BEP owns the world’s largest, publicly traded, pure-play renewable portfolio with 215 hydroelectric generating stations on 81 river systems, 37 wind facilities, three biomass facilities, and three natural gas-fired (“Co-gen”) plants, diversified across 15 power markets in the United States, Canada, Colombia, Brazil and Europe. Overall, the portfolio has 10,367 MW of generating capacity and annual generation of 28,252 gigawatts (“GWh”) based on long-term averages. BEP also has an approximate 7,000 MW development pipeline spread across all of our operating jurisdictions.

We arrange for the sale of power generated by BEP through our energy marketing business (“Brookfield Energy Marketing” or “BEMI”). We purchase a portion of BEP’s power pursuant to long-term contracts at pre-determined prices, thereby increasing the stability of BEP’s revenue profile. We sell the power under long-term contracts as well as into the open market and also earn ancillary revenues, such as capacity and Renewable power credits and premiums. This provides us with increased participation in future increases (or decreases) in power prices.

The following table disaggregates segment FFO and segment equity into the amounts attributable to our ownership of BEP and the operations of BEMI:

	Funds from Operations		Common Equity by Segment
AS AT MAR. 31, 2016 AND DEC. 31, 2015 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2016	2015	2016	2015
Brookfield Renewable Partners[1]	$114	$95	$3,527	$3,405
Brookfield Energy Marketing	(46)	(14)	1,065	1,019

	$68	$81	$4,592	$4,424

1.

Brookfield’s interest in BEP consists of 129.7 million redemption-exchange units, 40.0 million Class A LP units and 2.7 million general partnership units; together representing an economic interest of 63% of BEP

Our share of BEP’s FFO increased by 20% to $114 million due to a 34% increase in generation levels in our hydroelectric portfolio compared to the prior year. This positive variance was partially offset by lower pricing on uncontracted power and foreign exchange rates on FFO from our non-U.S. dollar operations. Growth initiatives, including our recently acquired Colombian and Brazilian hydroelectric portfolios, added $7 million to FFO over the past twelve months. Generation was 8% above long-term averages in the current quarter. Our energy marketing operations incurred a $46 million loss during the quarter compared to $14 million in the 2015 quarter, due to lower market prices.

Brookfield Renewable Partners

BEP’s operating results are summarized as follows:

	Actual Generation (GWh)[1]		Long-Term Average (GWh)		Funds from Operations
FOR THE THREE MONTHS MAR. 31 (GIGAWATT HOURS AND $MILLIONS)	2016	2015	2016	2015	2016	2015
Revenues

Hydroelectric	5,249	3,909	4,758	4,299	$212	$161

Wind energy	636	539	664	627	28	33

Corporate and other	20	112	55	52	(53)	(41)

	5,905	4,560	5,477	4,978	187	153

Non-controlling interest and other[2]					(73)	(58)

					$114	$95

1.	Proportionate to Brookfield Renewable Partners.
2.	Includes incentive distributions paid to Brookfield of $5 million (2015 – $2 million) as the general partner of BEP.

30	BROOKFIELD ASSET MANAGEMENT

We compare actual generation levels against the long- term average (“LTA”) to highlight the impact of one of the important factors that affect the variability of our business results. In the short-term, we recognize that hydrology and wind conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.

Generation for the three months ended March 31, 2016 totalled 5,905 GWh, on a proportionate basis to BEP, above the long-term average of 5,477 GWh and an increase of 1,345 GWh compared to the prior year.

Hydroelectric generation of 5,249 GWh was 34% ahead of the prior year and 10% above long-term average. In our North American portfolio, strong inflows and active reservoir management contributed to an additional $69 million of FFO compared to the prior year. Generation in Brazil continued to improve following improvements in hydrology from the drought conditions that affected prior periods, resulting in an additional $18 million increase in FFO. The positive effect of generation was partially reduced by lower market pricing on uncontracted generation, which reduced FFO by $39 million. Generation from the recently acquired facilities in Colombia and Brazil was 474 GWh, which contributed $11 million of FFO.

Generation from the wind portfolio of 636 GWh, was consistent with the long-term average of 664 GWh and an increase of 97 GWh compared to the prior year, which contributed to an additional $5 million of FFO.

Corporate and other contributed an FFO deficit of $53 million (2015 - $41 million) and includes interest expense on corporate debentures, preferred share distributions as well as unallocated corporate costs, which primarily consist of asset management fees paid and cash taxes.

Brookfield Energy Marketing

The FFO shortfall from BEMI increased due to the increase in power generated by BEP that we purchase under long-term fixed rate contracts and sell in spot markets where prices have declined substantially.

BEMI purchased approximately 2,750 GWh of electricity from BEP during the first quarter of 2016, compared with 2,128 GWh in 2015, at an average price of $66 per MWh compared with $68 per MWh in 2015, and sold this power at an average price, including ancillary revenues, of $49 per MWh compared with $61 MWh in 2015. This resulted in an FFO deficit of $46 million versus a $14 million deficit in the prior year. Approximately 990 GWh of BEMI power sales were pursuant to long-term contracts at an average price of $70 per MWh (2015 – $75 per MWh). The balance of approximately 1,760 GWh was sold in the short-term market at an average price of $37 per MWh, including ancillary revenues (2015 – $52 per MWh). Ancillary revenues, which include capacity payments, green credits and other additional revenues, totalled $18 million representing a decrease of $7 million from ancillary revenues in 2015.

Common Equity by Segment

Segment equity in our renewable power operations was $4.6 billion at March 31, 2016 compared with $4.4 billion at December 31, 2015 and primarily represents our net investment in the property, plant and equipment deployed in our generations facilities. We elect to record our renewable power PP&E at fair value and revalue the assets annually in the fourth quarter. Accordingly, equity is typically not impacted by revaluation items during the first three quarters. Common equity by segment increased since year end primarily due to the contribution of FFO and the impact of foreign currency translation, partially offset by depreciation and amortization, and cash distributions received.

INFRASTRUCTURE

Overview

Our infrastructure operations are held primarily through our 30% economic ownership interest in Brookfield Infrastructure Partners. BIP is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $9.7 billion at March 31, 2016, based on public pricing. BIP owns a number of these infrastructure businesses directly as well as through private funds that we manage. We also have direct investments in sustainable resources operations.

The following table disaggregates segment FFO and segment equity into the amounts attributable to our economic ownership interest of BIP, our directly held sustainable resources operations and realized disposition gains:

	Funds from Operations		Common Equity by Segment
AS AT MAR. 31, 2016 AND DEC. 31, 2015 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2016	2015	2016	2015
Brookfield Infrastructure Partners[1]	$63	$49	$1,610	$1,585

Sustainable resources	8	8	684	618

	$71	$57	$2,294	$2,203

1.	Brookfield’s interest in BIP consist of 66.8 million redemption-exchange units and 1.1 million general partnership units together representing an economic interest of 30% of BIP

Q1 2016 INTERIM REPORT	31

Brookfield Infrastructure Partners

BIP’s operations are principally organized as follows:

Utilities operations: consist of regulated distribution, regulated terminal and electricity transmission operations, located in North and South America, Asia Pacific and Europe. These businesses typically earn a pre-determined return based on their asset base, invested capital or capacity and the applicable regulatory frameworks and long-term contracts. Accordingly, the returns tend to be highly predictable and typically not impacted to any great degree by short-term volume or price fluctuations.

Transport operations: are comprised of open access systems that provide transportation for freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses with regulated tariff structures, such as our rail and toll road operations, as well as unregulated businesses, such as our ports. Approximately 80% of our transport operations are supported by long-term contracts or regulation.

Energy operations: consist of systems that provide energy transmission, distribution and storage services. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses that are subject to light regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business.

Communications infrastructure: consists of a communication tower infrastructure operation located in France that provides essential services and critical infrastructure to the telecom and media broadcasting sectors, for which we are paid a fee. This operation generates stable, inflation linked cash flows underpinned by long-term contracts.

BIP’s operating results are summarized as follows:

FOR THE THREE MONTHS ENDED MARCH 31	2016	2015
(MILLIONS)

Utilities	$100	$95

Transport	94	96

Energy	40	28

Communications infrastructure	19	—

Corporate and other	(19)	(33)

Attributable to unitholders	234	186

Non-controlling interests and other[1]	(171)	(137)

Brookfield’s interest	$63	$49

1.	Includes incentive distributions paid to Brookfield of $19 million (2015 - $15 million) as the general partner of BIP

BIP recorded $234 million of FFO in the first quarter of 2016, a 26% increase from prior year, benefitting from the contribution of our communications infrastructure assets, our increased ownership in our North American gas transmission operations and internally generated growth across the business, which more than offset the impact of foreign exchange.

Our utilities operations FFO increased by $5 million over the prior year quarter. The business benefitted from continued strength in connections activity at our UK regulated distribution business, inflation indexation and incremental earnings on growth capital commissioned into our rate base, partially offset by the impact of foreign exchange and the elimination of earnings associated with assets sold.

FFO from our transport operations was $94 million during the quarter as the benefit of tariff growth across the majority of our operations, higher volumes at our Brazilian rail operations and cost reductions at our Australian rail business were more than offset by the impact of foreign exchange and weaker heavy vehicle volumes at our South American toll road operation.

Energy FFO increased by $12 million to $40 million due to the incremental contribution from our increased ownership in our North American gas transmission operations, as well as same-store growth of approximately 20%, and the growing FFO from our district energy businesses, as we continue to expand their operations.

Our communications infrastructure assets were acquired on March 31, 2015 and generated $19 million of FFO in the quarter.

Corporate and other FFO was a deficit of $19 million compared to a deficit of $33 million in the prior year as returns on financial assets, including a $13 million distribution on our toehold investment in Asciano, were partially offset by higher base mangement fees and increased interest expense.

32	BROOKFIELD ASSET MANAGEMENT

Sustainable Resources

Sustainable resources FFO of $8 million was consistent with prior year as higher pricing at our Canadian timberlands was offset by lower volumes at our Brazilian timberlands. These investments include timberlands in the northeastern U.S. and Canada and capital in a number of timber and agriculture private funds managed by us.

Common Equity by Segment

Segment equity in our infrastructure segment was $2.3 billion at March 31, 2016 (December 31, 2015 – $2.2 billion) and primarily represents our net investment in infrastructure property, plant and equipment, as well as certain concessions. We elect to fair value our infrastructure PP&E which represent the majority of assets in the segment, and revalue PP&E on an annual basis. Concessions are considered intangible assets under IFRS and are recorded at historical cost and amortized over the term of the concession. Accordingly a smaller portion of our equity is impacted by revaluation than in our property and Renewable power segments and revaluation items are typically only recorded at year end. Infrastructure common equity by segment increased from December 31, 2015, as the contribution from earnings and positive currency revaluation was partially offset by distributions paid to us.

PRIVATE EQUITY

We are in the process of establishing a listed entity called Brookfield Business Partners (“BBP”), which we intend to partially distribute to shareholders. BBP will be the primary business group through which we will own and operate our industrial and services operations. The businesses to be owned initially by BBP include the majority of those held in our private equity group. We plan to distribute a 22% interest in BBP as a special dividend to shareholders that will amount to approximately $500 million or $0.50 per common share.

We also own several businesses directly, including a 41% interest in Norbord. Norbord is one of the world’s largest producers of oriented strand board suitable for a wide range of industrial, residential and specialty applications. The market value of our investment in Norbord at March 31, 2016 was approximately $696 million based on market prices compared with our carrying value of $227 million.

The following table disaggregates segment FFO and segment equity into the amounts attributable to the capital we have invested in BBP, Norbord, and other directly held investments:

	Funds from Operations		Common Equity by Segment
AS AT MAR. 31, 2016 AND DEC. 31, 2015 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2016	2015	2016	2015

Brookfield Business Partners[1]	$36	$51	$1,844	$1,787

Norbord[2]	19	(5)	227	224

Other investments	21	14	369	167

	$76	$60	$2,440	$2,178

1.	Proforma formation of Brookfield Business Partners
2.	2015 includes ($6) million and $nil of FFO and common equity by segment, respectively, which was generated and invested in Ainsworth, prior to the merger with Norbord.

Brookfield Business Partners

BBP’s operations are principally organized as follows:

Energy: is primarily comprised of oil and gas exploration and production, principally through our coal bed methane platform in central Alberta, Canada, and an offshore oil and gas portfolio that serves the Western Australia market. Our energy business also includes energy-related service operations in Canada, including contract drilling and well-servicing.

Industrial operations: are focused on manufacturing and distribution activities in a variety of businesses. We manufacture and distribute bath and shower products for the residential housing market in North America. Our operations also include a leading manufacturer of graphite electrodes that are primarily used in electric arc furnaces in mini-mill steelmaking and a significant portion of our sales are to the steel production industry. This is a capital intensive business with significant barriers to entry and requires technical expertise to build and operate profitably. In addition, we have operations that manufacture and market a comprehensive range of infrastructure products and engineered construction solutions. We also hold interests in specialty metal and aggregates mining operations in Canada.

Business services: We provide a variety of business services, principally commercial and residential real estate services and facilities management for corporate and government clients. Our business services operations are typically defined by medium to long-term contracts which include the services to be performed and the margin to be earned to perform such services. The majority of our revenue is generated through our facilities management and relocation business. Within our facilities management business we provide design and project management, professional services and strategic workplace consulting. Our business service activity is seasonal in nature and is affected by the general level of economic activity and related volume of services purchased by our clients.

Q1 2016 INTERIM REPORT	33

Construction services: Our construction services business is a leading international contractor with a focus on high-quality construction, primarily on large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts whereby we take responsibility for design, program, procurement and construction for a defined price. The majority of construction activities are typically sub-contracted to reputable specialists whose obligations mirror those contained within the main construction contract.

BBP’s operating results are summarized as follows:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2016	2015

Energy	$18	$10

Industrial operations	(5)	3

Business services	2	1

Construction services	22	34

Brookfield Business Partners[1]	37	48

Segment reallocation	(1)	3

	$36	$51

1.	Pro forma spin-off of Brookfield Business Partners

BBP contributed $36 million of FFO, representing a $15 million decrease from the prior year quarter as the benefit of acquisitions completed over the last twelve months was offset by declines in commodity prices that impact our energy and other industrial businesses.

FFO generated by our energy businesses increased by $8 million due primarily to a $16 million contribution from our recently acquired Western Australia oil and gas business. This was partially offset by lower oil and gas prices impacting our western Canadian oil and gas operations.

FFO within our other industrial investments declined by $8 million due primarily to lower pricing and volumes in our industrial manufacturing business, specifically our graphite electrodes manufacturing business.

Within our construction services business, FFO decreased by $12 million as the prior year quarter included $24 million of FFO in respect of a large project in the UK. Our workbook now stands at 98 projects, as compared to 91 projects at March 31, 2015, and our backlog of $7.6 billion, increased by $273 million during the quarter while our margin was consistent at 5.5% when the impact of the UK project is excluded. Our projects have an average remaining project life of 1.2 years.

Norbord and Other Investments

Our share of Norbord’s FFO increased by $24 million to $ 19 million. North American OSB prices increased by 17% to $226 per thousand square feet (“Msf”) compared to $193 per Msf in the first quarter of 2015. FFO also benefitted from a 7% increase in North American volumes from 1,254 million square feet (“MMsf”) to 1,337 MMsf. Other investments FFO increased by $7 million to $21 million of earnings on incremental investments.

Common Equity by Business Group

Business group equity increased by $ 262 million from December 31, 2015 to $2.4 billion as our investments continue to benefit from the contribution of FFO and as we continue to invest capital. Most of the assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis.

RESIDENTIAL DEVELOPMENT

Our residential development operations consist primarily of direct investments in operations in North America, Brazil and Australia.

Our North American residential business is conducted through Brookfield Residential Properties Inc, and is active in 10 principal markets in Canada and the U.S., and controls over 102,000 lots in these markets. Our major focus is on entitling and developing land for building homes or for the sale of lots to other builders.

Our Brazilian business is one of the leading developers in Brazil’s real estate industry. These operations include land acquisition and development, construction, sales and marketing of a broad range of “for sale” residential and commercial office units, with a primary focus on middle income residential in Brazil’s largest markets, including São Paulo and Rio de Janeiro.

34	BROOKFIELD ASSET MANAGEMENT

The following table disaggregates segment FFO and segment equity into the amounts attributable to our operations by region to:

	Funds from Operations		Common Equity by Segment
AS AT MAR. 31, 2016 AND DEC. 31, 2015 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2016	2015	2016	2015

Residential

North America	$(2)	$12	$1,362	$1,318

Brazil and other	(13)	(10)	1,071	903

	$(15)	$2	$2,433	$2,221

Funds from operations from our North American operations decreased by $14 million due mostly to slower market conditions in Alberta which was partially offset by an increased contribution from our U.S. and eastern Canada operations. Overall gross margins for land and housing were 20% for the quarter and decreased from 27% in the same quarter last year primarily due to a decrease in lot sales. The average home selling price decreased 5% to $463,000, compared to $488,000 for the same period in 2015 while home closings increased to 516 units from 438 units in 2015, reflecting a higher volume of sales, albeit at lower prices overall due to changes in product and geographic mix. Single family lot sales decreased to 277 lots from 435 lots in 2015 while 80 more raw and partially finished acres were sold in 2016. As at March 31, 2016 we had 30 active land communities and 70 active housing communities, up from 29 and 64 in 2015, respectively.

Our Brazilian operations delivered eight projects during the quarter, recognizing $116 million of revenue. We continue to experience a challenging Brazilian economy leading to a contraction in the housing market. The FFO loss increased to $13 million due to lower pricing and construction delays.

Common Equity by Segment

Segment equity in our residential development operations was $2.4 billion at March 31, 2016 (December 31, 2015 – $2.2 billion) and consists largely of residential development inventory. Our residential businesses are carried primarily at historical cost, or the lower of cost and market, notwithstanding the length of time that some of our assets have been held and the value created through the development process.

CORPORATE ACTIVITIES

Our corporate activities primarily consist of allocating capital to our operating business groups, principally through our listed partnerships (BPY, BEP and BIP) and through directly held investments and interests in our private equity funds, including those that will form BBP, as well as funding this capital through the issuance of corporate borrowings and preferred shares. We also invest capital in portfolios of financial assets and enter into financial contracts to manage our foreign currency and interest rate risks.

Segment equity in our corporate activities was a deficit of $6.5 billion at March 31, 2016 (December 31, 2015 – $6.1 billion) and consists primarily of corporate borrowings, preferred equity, net working capital and our portfolio of cash and financial assets. Corporate borrowings are generally done at fixed rates and held at amortized cost. Many of these borrowings are denominated in Canadian dollars and have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. Preferred equity does not revalue under IFRS. Our portfolio of cash and financial assets is generally recorded at fair value quarterly through net income, unless the underlying financial investments are classified as available-for-sale securities, and are recorded at fair value with changes in value recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost.

The following table disaggregates segment FFO and segment equity into the principal assets and liabilities within our corporate operations and associated FFO to facilitate analysis:

	Funds from Operations		Common Equity by Segment
As at mar. 31, 2016 and dec. 31, 2015 and for the three months ended mar. 31 (millions)	2016	2015	2016	2015

Cash and financial assets, net	$34	$51	$1,440	$1,018

Corporate borrowings	(56)	(57)	(4,329)	(3,936)

Preferred equity[1]	—	—	(3,739)	(3,739)

Corporate costs and taxes/net working capital	(33)	(30)	116	606

Realized disposition gains	—	—	—	—

	$(55)	$(36)	$(6,512)	$(6,051)

1.	FFO excludes preferred share distributions of $33 million (2015 – $34 million)

Q1 2016 INTERIM REPORT	35

We invest capital within our corporate operations into a variety of financial assets and enter into financial contracts to manage our foreign currency and interest rate risks. Our financial assets consist of $1,746 million of cash and financial assets (2015 – $1,298 million), which are partially offset by $306 million (2015 – $280 million) of deposits and other liabilities. Cash and financial assets increased by $422 million as we collected loans from BPY during the quarter, which were previously included within net working capital.

FFO from these activities includes dividends and interests from our financial assets, mark-to-market gains or losses on our financial asset portfolio and realized disposition gains or losses. FFO in our cash and financial asset portfolio was $34 million, reflecting favourable market performance albeit below that achieved in the prior year quarter. We describe cash and financial assets, corporate borrowings and preferred shares in more detail within Part 4 – Capitalization and Liquidity.

Net working capital includes corporate accounts receivable, accounts payable, other assets and liabilities and our corporate net deferred income tax asset of $737 million (2015 – $ 728 million). Net working capital in the prior year included a $632 million loan receivable from BPY, which was mostly repaid in the current quarter as noted above.

36	BROOKFIELD ASSET MANAGEMENT

PART 4 – CAPITALIZATION AND LIQUIDITY

CAPITALIZATION

Overview

We review key components of our consolidated capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.

The following table presents our capitalization on a corporate (i.e., deconsolidated), proportionately consolidated and consolidated basis:

	Consolidated[1]		Corporate		Proportionate[1]
AS AT MAR. 31, 2016 AND DEC. 31, 2015 (MILLIONS)	2016	2015	2016	2015	2016	2015

Corporate borrowings	$4,329	$3,936	$4,329	$3,936	$4,329	$3,936

Non-recourse borrowings

Property-specific mortgages	51,399	46,474	—	—	27,227	26,730

Subsidiary borrowings	9,695	8,303	—	—	5,801	5,303

	65,423	58,713	4,329	3,936	37,351	35,969

Accounts payable and other	12,283	11,433	1,671	1,726	9,101	7,537

Deferred tax liabilities	10,239	8,810	165	155	5,182	4,904

Subsidiary equity obligations	3,419	3,331	—	—	1,909	1,895

Equity

Non-controlling interests	35,806	31,920	—	—	—	—

Preferred equity	3,739	3,739	3,739	3,739	3,739	3,739

Common equity	21,882	21,568	21,882	21,568	21,882	21,568

	61,427	57,277	25,621	25,307	25,621	25,307

Total capitalization	$152,791	$139,514	$31,786	$31,124	$79,170	$75,612

1.	Reflects liabilities associated with assets held for sale on a consolidated basis and proportionate basis according to the nature of the balance.

Consolidated Capitalization

Consolidated capitalization reflects the full consolidation of wholly owned and partially owned entities.

We note that in many cases our consolidated capitalization includes 100% of the debt of the consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower. In other cases, this basis of presentation excludes some or all of the debt of partially owned entities that are equity accounted, such as our investments in General Growth Properties and Canary Wharf and several of our infrastructure businesses.

Corporate Capitalization

Our corporate (deconsolidated) capitalization shows the amount of debt that has recourse to the Corporation. Corporate borrowings increased by $393 million from year end as a result of $213 million of additional borrowings on our corporate revolving facilities and 6% increase in the value of the Canadian dollar increasing the U.S. dollar equivalent of our term debt by $180 million.

Common and preferred equity totals $25.6 billion (2015 – $25.3 billion) and represents approximately 81% of our corporate capitalization.

Corporate borrowings are further described on page 38.

Proportionate Capitalization

Proportionate consolidation, which reflects our proportionate interest in the underlying entities, depicts the extent to which our underlying assets are leveraged, which we believe is an important component of enhancing shareholder returns. We believe that the levels of debt relative to total capitalization are appropriate given the high quality of the assets, the stability of the associated cash flows and the level of financings that assets of this nature typically support, as well as our liquidity profile.

Q1 2016 INTERIM REPORT	37

Cash and Financial Assets

The following table presents our cash and financial assets on a consolidated and corporate (i.e., deconsolidated) basis:

	Consolidated		Corporate
AS AT MAR. 31, 2016 AND DEC. 31, 2015 (MILLIONS)	2016	2015	2016	2015

Financial assets

Government bonds	$120	$122	$97	$101

Corporate bonds and other	1,941	1,648	198	210

Preferred shares	24	22	15	14

Common equity	3,391	2,985	278	286

Loans receivable/deposits	1,738	1,379	166	150

Total financial assets	7,214	6,156	754	761

Cash and cash equivalents	3,563	2,774	992	537

	$10,777	$8,930	$1,746	$1,298

Consolidated Cash and Financial Assets

Consolidated cash and financial assets include financial assets which are held by wholly owned and partially owned entities throughout our operations and include both publicly traded investments as well as investments in private entities. Our consolidated cash and financial assets include investments that are allocated to certain of our business operating segments.

Corporate cash and cash equivalents increased as we collected cash loaned to BPY, which was previously recorded within net working capital within the corporate activities segment.

Corporate Cash and Financial Assets

We maintain a corporate portfolio of financial assets with the objective of generating favourable investment returns and providing additional liquidity.

Government and corporate bonds and other include short duration securities for liquidity purposes and longer dated securities that match $67 million of insurance liabilities that are included in net working capital within our corporate segment.

In addition to the carrying values of financial assets, we hold credit default swaps under which we have purchased protection against increases in credit spreads on debt securities with a notional value of $800 million (2015 – $800 million) and sold protection for $64 million (2015 – $ 70 million). The carrying value of these derivative instruments reflected in our financial statements at March 31, 2016 was an asset of $2 million (2015 – asset of $3 million).

Corporate Borrowings

Corporate borrowings at March 31, 2016 included term debt of $4.0 billion (December 31, 2015 – $3.8 billion) and $369 million (December 31, 2015 – $156 million) of commercial paper and bank borrowings pursuant to, or backed by, $1.9 billion of committed revolving term credit facilities of which $1.6 billion have a four-year term and the remaining $300 million have a two-year term. As at March 31, 2016, approximately $83 million (December 31, 2015 – $101 million) of the facilities were utilized for letters of credit.

Term debt consists of public bonds, all of which are fixed rate and have maturities ranging from September 2016 until 2035. These financings provide an important source of long-term capital and an appropriate match to our long-term asset profile.

Our corporate term debt has an average term of eight years (December 31, 2015 – eight years). The average interest rate on our corporate borrowings was 4.7% at March 31, 2016 (December 31, 2015 – 5.0%).

38	BROOKFIELD ASSET MANAGEMENT

Property-Specific Borrowings

As part of our financing strategy, the majority of our debt capital is in the form of property-specific mortgages and project financings, denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation.

	Average Term		Consolidated
AS AT MAR. 31, 2016 AND DEC. 31, 2015 (MILLIONS)	2016	2015	2016	2015

Property	4	4	$32,565	$31,191

Renewable power	8	9	8,354	5,602

Infrastructure	8	9	6,702	6,325

Private equity and other	3	3	2,441	2,300

Residential development	1	2	637	626

Total	5	5	$50,699	$46,044

Property-specific borrowings increased by $4.7 billion during the first quarter of 2016 due to $1.9 billion of borrowings assumed on acquisitions and $1.0 billion of draws on facilities backed by fund commitments which will be repaid by calling capital. The additional borrowings in our renewable power operations are primarily related to the acquisitions of portfolio of hydroelectric facilities in Colombia. Borrowings are generally denominated in the same currencies as the assets they finance and therefore the overall decrease in the value of the U.S. dollar during the period resulted in our non-U.S. dollar denominated borrowings decreasing in value.

Subsidiary Borrowings

We endeavour to capitalize our principal subsidiary entities to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation and sharing the cost of financing equally among other equity holders in partially owned subsidiaries.

	Average Term		Consolidated
AS AT MAR. 31, 2016 AND DEC. 31, 2015 (MILLIONS)	2016	2015	2016	2015

Subsidiary borrowings

Property	2	1	$3,148	$2,864

Renewable power	5	6	2,536	1,736

Infrastructure	4	4	1,727	1,491

Residential development	6	7	1,651	1,589

Private equity and other	3	3	633	623

Total	4	4	$9,695	$8,303

Subsidiary borrowings generally have no recourse to the corporation. Subsidiary borrowings increased by $1.4 billion due to increased foreign currency exchange rate to the U.S. dollar, on non-U.S. dollar borrowings and draws to fund working capital.

Subsidiary Equity Obligations

The following table disaggregates subsidiary equity obligations by type:

AS AT MAR. 31, 2016 AND DEC. 31, 2015 (MILLIONS)	2016	2015

Subsidiary preferred equity units	$1,559	$1,554

Limited life funds and redeemable fund units	1,343	1,274

Subsidiary preferred shares	517	503

	$3,419	$3,331

Q1 2016 INTERIM REPORT	39

Preferred Equity

Preferred equity is comprised of perpetual preferred shares and represents permanent non-participating equity that provides leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

	Average Rate
AS AT MAR. 31, 2016 AND DEC. 31, 2015 (MILLIONS)	2016	2015	2016	2015

Fixed rate-reset	4.63%	4.63%	$2,506	$2,506

Fixed rate	4.82%	4.82%	753	753

Floating rate	1.94%	1.92%	480	$480

	4.35%	4.32%	$3,739	$3,739

Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically between five and seven years, at a pre- determined spread over the Canadian five-year government bond yield. The average reset spread as at March 31, 2016 was 247 basis points.

Non-controlling Interests

Non-controlling interests in our consolidated results primarily consist of co-investors interests in Brookfield Property Partners, Brookfield Renewable Partners and Brookfield Infrastructure Partners, and their consolidated entities as well as other participating interests in our consolidated listed and unlisted investments as follows:

AS AT MAR. 31, 2016 AND DEC. 31, 2015 (MILLIONS)	2016	2015

Brookfield Property Partners L.P.	$16,449	$16,045

Brookfield Renewable Partners L.P.	8,679	5,358

Brookfield Infrastructure Partners L.P.	5,781	5,591

Other participating interests

Private equity operations	1,753	1,579

Other	3,144	3,347

	$35,806	$31,920

Non-controlling interests in Brookfield Renewable increased by $3.3 billion primarily due to the acquisition and consolidation of our Colombia hydroelectric portfolio through a private fund, which contributed $2.5 billion, and comprehensive income of $0.6 billion.

Class A Share

Issued and Outstanding Shares

Changes in the number of issued and outstanding Class A common shares (“Class A shares”) during the periods are as follows:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2016	2015

Outstanding at beginning of period	961.3	928.2

Issued (repurchased)

Repurchases	(3.3)	(4.2)

Long-term share ownership plans[1]	0.5	3.0

Dividend reinvestment plan and others	0.1	0.1

Outstanding at end of period	958.6	927.1

Unexercised options and other share-based plans[2]	46.9	56.1

Total diluted shares at end of period	1,005.5	983.2

1.	Includes management share option plan and restricted stock plan
2.	Includes management share option plan and escrowed stock plan

We purchased 0.3 million Class A shares during the first quarter of 2016 for long-term share employee ownership programs.

40	BROOKFIELD ASSET MANAGEMENT

The company holds 27.8 million Class A shares (December 31, 2015 – 26.3 million) purchased and held by consolidated entities in respect of long-term share ownership programs and which have been deducted from the total amount of shares outstanding at the date acquired. Included in diluted shares outstanding are 4.9 million (December 31, 2015 – 3.7 million) shares issuable in respect of these plans based on the market value of the Class A shares at March 31, 2016 and December 31, 2015, resulting in a net reduction of 22.9 million (December 31, 2015 – 22.6 million) diluted shares outstanding.

During the first quarter of 2016, 435,754 options were exercised on a net-settled basis, resulting in the issuance of 116,968 Class A shares and the cancellation of 318,786 vested options.

The cash value of unexercised options is $952 million (December 31, 2015 – $828 million) based on the proceeds that would be received on exercise of the options.

As of May 13, 2016, the Corporation had outstanding 958,555,796 Class A shares and 85,120 Class B shares.

Basic and Diluted Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2016	2015

Net income	$257	$729

Preferred share dividends	(33)	(34)

Net income available to shareholders	$224	$695

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2016	2015

Weighted average shares	959.2	928.0

Dilutive effect of the conversion of options and escrowed shares using treasury stock method[1]	15.6	29.0

Shares and share equivalents	974.8	957.0

1.	Includes management share option plan and escrowed stock plan

LIQUIDITY

Overview

As an asset manager, most of our investment transactions and funding activities occur within our private funds and listed partnerships. We structure these entities so that they are self-funding, preferably on an investment grade basis, and in almost all circumstances do not rely on financial support from the corporation other than pre-determined equity commitments such as our share of capital commitments to private funds.

Our principal sources of short-term liquidity are corporate cash and financial assets together with undrawn committed credit facilities, which we refer to collectively as core liquidity. As at March 31, 2016, core liquidity at the corporate level was $2.9 billion, consisting of $1.4 billion in net cash and financial assets and $1.5 billion in undrawn credit facilities. Aggregate core liquidity includes the core liquidity of our principal subsidiaries, which consist of BPY, BEP and BIP, and was $6.4 billion at the end of the period. The majority of the underlying assets and businesses in these asset classes are funded by these entities, and they will continue to fund our ongoing investments in these areas and, accordingly, we include the resources of these entities in assessing our liquidity. We continue to maintain elevated liquidity levels because we continue to pursue a number of attractive investment opportunities. Client commitments in our private funds totalled $9.6 billion at March 31, 2016:

The following table presents core liquidity and undrawn capital commitments on a corporate and consolidated basis:

AS AT MAR. 31, 2016 AND DEC. 31, 2015 (MILLIONS)	Corporate		Principal Subsidiaries		Total
	2016	2015	2016	2015	2016	2015
Cash and financial assets, net	$1,440	$1,018	$642	$428	$2,082	$1,446

Undrawn committed credit facilities	1,478	1,673	2,809	2,533	4,287	4,206

	$2,918	$2,691	$3,451	$2,961	$6,369	$5,652

Q1 2016 INTERIM REPORT	41

We hold much of the capital invested by the Corporation in the form of listed equity securities which provides us with an important source of liquidity and ongoing cash distributions. The following table shows the quoted market value of the company’s listed securities and annualized cash distributions, excluding our cash and financial asset portfolio.

AS AT MAR. 31, 2016 (MILLIONS, EXCEPT PER UNIT INFORMATION)	Units	Distributions Per Unit[1]	Quoted Value[2]	Distributions (Annualized)
Brookfield Property Partners	482.8	$1.12	$12,466[3]	$617[3]

Brookfield Renewable Partners	172.3	1.78	5,162	307

Brookfield Infrastructure Partners	68.1	2.28	2,868	155

Norbord	34.9	0.31	696	11

Acadian Timber Corp.	7.5	0.77	116	6

			$21,308	$1,096

1.	Based on current distribution policies
2.	Quoted value using March 31, 2016 public pricing
3.	Quoted value includes $1,275 million of preferred shares and distributions includes $76 million of preferred distributions

The formation and spin-off of BBP will increase our listed securities, as much of the assets to be included within BBP are currently privately held. In addition, BBP will fund the commitments to our private equity private funds going forward, which will decrease the liquidity requirements on the Corporation over time, as BBP becomes self-financing. We intend to provide BBP with a $500 million acquisition and liquidity facility to assist in BBP’s liquidity requirements in the short-term.

42	BROOKFIELD ASSET MANAGEMENT

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2016	2015

Operating activities	$219	$449

Financing activities	4,427	1,769

Investing activities	(3,935)	(2,603)

Change in cash and cash equivalents	$711	$(385)

This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities such as our equity accounted investment in GGP.

Operating Activities

Cash flow from operating activities totalled $219 million in the first quarter of 2016, $230 million lower than in 2015. These cash flows consist of net income, including the amount attributable to co-investors, less non-cash items such as undistributed equity accounted income, fair value changes, depreciation and deferred income taxes, and is adjusted for changes in non-cash working capital. Cash flow from operating activities includes the net amount invested or recovered through the ongoing investment in, and subsequent sale of, residential land, houses and condominiums, which represented a net outlay of $212 million for 2016 (2015 – $94 million). Cash flow prior to non-cash working capital and residential inventory was $874 million during the first quarter of 2016, which was $132 million higher than 2015 due to a higher level of cash flow generated by our operations.

Financing Activities

Our subsidiaries issued $8.1 billion (2015 – $3.8 billion) of property-specific and subsidiary borrowings and repaid $4.8 billion (2015 – $2.6 billion) for a net issuance of $3.3 billion (2015 – $1.2 billion) in the quarter. The net increase in subsidiary borrowing levels reflect financings to partially fund acquisitions, the largest of which occurred within our property and renewable power operations, as well as partial funding of development projects. Approximately $1.2 billion of these borrowings related to short-term financings, which are booked by private fund commitments and will be repaid in full on calling equity capital from our institutional partners. We raised $1.8 billion of capital from our institutional private fund partners and other investors to fund their portion of acquisitions, most of which related to the acquisition of our Colombian hydroelectric portfolio and acquisitions within our property funds.

Investing Activities

During the first quarter of 2016 we invested $5.4 billion and generated proceeds of $1.5 billion from dispositions for net cash deployed in investing activities of $3.9 billion. This compares to net cash investments of $2.6 billion in the first quarter of 2015. We acquired $2.6 billion of consolidated subsidiaries which includes a $1.8 billion portfolio of hydroelectric generation assets in Colombia and $0.5 billion in a U.S. self-storage operation. Dispositions included over $0.5 billion in office properties including core offices in Vancouver and Australia. We also continued to acquire financial assets, which represent a net outflow of $0.6 billion, relating to investments in debt and equity securities. Investing activities in the prior year included $1.6 billion to acquire our additional 28% investment in Canary Wharf, for which we funded through cash that was previously restricted for the acquisition. We also invested $1.1 billion invested in communications infrastructure in France, as well as other investments across our portfolio.

Q1 2016 INTERIM REPORT	43

Part 5 – ADDITIONAL INFORMATION

ACCOUNTING POLICIES AND INTERNAL CONTROLS

Accounting Policies and Critical Judgments and Estimates

The preparation of financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

In making critical judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates and other factors, some of which are highly uncertain.

For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2 to the December 31, 2015 consolidated financial statements.

Adoption of Accounting Standards

The company has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2016 as follows:

Property, Plant, and Equipment and Intangible Assets

IAS 16 Property, Plant, and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”) were amended to clarify the appropriate method of amortization for intangible assets. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment; the amendments to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. The company adapted the amendments to IAS 16 and IAS 38 did on January 1, 2016, on a prospective basis; the adaption did not have a significant impact on the company’s consolidated financial statements.

Investments in Associates and Joint Ventures

The amendments to IFRS 10 Consolidated Financial Statements (“IFRS 10”), and IAS 28 Investments in Associates and Joint Ventures (2011) (“IAS 28”) address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments are effective for transactions occurring in annual periods beginning on or after 1 January 2016 with earlier application permitted. The impacts of the amendments to IFRS 10 and IAS 28 on the consolidated financial statements are not significant.

Future Changes in Accounting Standards

Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the Standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. The IASB has tentatively deferred mandatory adoption of IFRS 15 until periods beginning on or after January 1, 2018 with early application permitted. The company has not yet determined the impact of IFRS 15 on its consolidated financial statements.

Financial Instruments

In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments (“IFRS 9”), superseding IAS 39, Financial Instruments. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatorily effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

44	BROOKFIELD ASSET MANAGEMENT

Leases

In January 2016, the IASB published a new standard – IFRS 16 Leases (“IFRS 16”). The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17 Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. The company has not yet determined the impact of IFRS 16 on its consolidated financial statements.

Q1 2016 INTERIM REPORT	45

MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS

Internal Control Over Financial Reporting

No changes were made in our internal control over financial reporting during the quarter ended March 31, 2016, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Declarations Under the Dutch Act of Financial Supervision

The members of the Corporate Executive Board, as defined in the Dutch Act of Financial Supervision (“Dutch Act”), as required by section 5:25d, paragraph 2, under c of the Dutch Act confirm that to the best of their knowledge:

•

The consolidated financial statements included in this interim report give a true and fair view of the assets, liabilities, financial position, and profit or loss of the company and the undertakings included in the consolidation taken as whole; and

•

The management’s discussion and analysis included in this interim report includes a fair review of the information required under section 5:25d, paragraph 8 and, as far as applicable, paragraph 9 of the Dutch Act regarding the company and the undertakings included in the consolidation taken as whole.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This Report to Shareholders contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

46	BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(UNAUDITED) (MILLIONS)	Note	Mar. 31, 2016	Dec. 31, 2015
Assets

Cash and cash equivalents		$3,563	$2,774

Other financial assets	5, 6	7,214	6,156

Accounts receivable and other	6	8,208	7,044

Inventory	6	5,642	5,281

Assets classified as held for sale	7	1,905	1,397

Equity accounted investments		23,182	23,216

Investment properties		49,110	47,164

Property, plant and equipment	8	43,561	37,273

Intangible assets		5,407	5,170

Goodwill		3,515	2,543

Deferred income tax assets		1,484	1,496

Total Assets		$152,791	$139,514

Liabilities and Equity

Accounts payable and other	6	$12,221	$11,366

Liabilities associated with assets classified as held for sale	7	785	522

Corporate borrowings		4,329	3,936

Non-recourse borrowings

Property-specific mortgages	6	50,699	46,044

Subsidiary borrowings	6	9,695	8,303

Deferred income tax liabilities		10,216	8,785

Subsidiary equity obligations		3,419	3,331

Equity

Preferred equity		3,739	3,739

Non-controlling interests		35,806	31,920

Common equity	10	21,882	21,568

Total equity		61,427	57,227

Total Liabilities and Equity		$152,791	$139,514

Q1 2016 INTERIM REPORT	47

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2016	2015

Revenues		$5,218	$4,396

Direct costs		(3,648)	(3,006)

Other income and gains		35	—

Equity accounted income		152	267

Expenses

Interest		(767)	(701)

Corporate costs		(23)	(29)

Fair value changes	11	352	1,113

Depreciation and amortization		(481)	(401)

Income taxes		(202)	(201)

Net income		$636	$1,438

Net income attributable to:

Shareholders		$257	$729

Non-controlling interests		379	709

		$636	$1,438

Net income per share:

Diluted	10	$0.23	$0.73

Basic	10	0.23	0.75

48	BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2016	2015

Net income	$636	$1,438

Other comprehensive income (loss)

Items that may be reclassified to net income

Financial contracts and power sale agreements	(114)	(106)

Available-for-sale securities	(5)	(74)

Equity accounted investments	(36)	5

Foreign currency translation	1,315	(1,751)

Income taxes	64	(42)

	1,224	(1,968)

Items that will not be reclassified to net income

Revaluations of property, plant and equipment	1	10

Revaluation of pension obligations	(10)	1

Equity accounted investments	15	—

Income taxes	7	(3)

	13	8

Other comprehensive income (loss)	1,237	(1,960)

Comprehensive income (loss)	$1,873	$(522)

Attributable to:

Shareholders

Net income	$257	$729

Other comprehensive income (loss)	391	(756)

Comprehensive income (loss)	$648	$(27)

Non-controlling interests

Net income	$379	$709

Other comprehensive income (loss)	846	(1,204)

Comprehensive income (loss)	$1,225	$(495)

Q1 2016 INTERIM REPORT	49

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31, 2016 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity

Balance as at December 31, 2015	$4,378	$192	$11,045	$1,500	$6,787	$(1,796)	$(538)	$21,568	$3,739	$31,920	$57,227

Changes in period

Net income	—	—	257	—	—	—	—	257	—	379	636

Other comprehensive income	—	—	—	—	10	441	(60)	391	—	846	1,237

Comprehensive income	—	—	257	—	10	441	(60)	648	—	1,225	1,873

Shareholder distributions

Common equity	—	—	(125)	—	—	—	—	(125)	—	—	(125)

Preferred equity	—	—	(33)	—	—	—	—	(33)	—	—	(33)

Non-controlling interests	—	—	—	—	—	—	—	—	—	(441)	(441)

Other items

Equity issuances, net of redemptions	(2)	(3)	(80)	—	—	—	—	(85)	—	2,908	2,823

Share-based compensation	—	13	3	—	—	—	—	16	—	5	21

Ownership changes	—	—	—	(107)	—	—	—	(107)	—	189	82

Total change in period	(2)	10	22	(107)	10	441	(60)	314	—	3,886	4,200

Balance as at March 31, 2016	$4,376	$202	$11,067	$1,393	$6,797	$(1,355)	$(598)	$21,882	$3,739	$35,806	$61,427

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31, 2015 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity

Balance as at December 31, 2014	$3,031	$185	$9,702	$1,979	$6,133	$(441)	$(436)	$20,153	$3,549	$29,545	$53,247

Changes in period

Net income	—	—	729	—	—	—	—	729	—	709	1,438

Other comprehensive loss	—	—	—	—	7	(698)	(65)	(756)	—	(1,204)	(1,960)

Comprehensive loss	—	—	729	—	7	(698)	(65)	(27)	—	(495)	(522)

Shareholder distributions

Common equity	—	—	(105)	—	—	—	—	(105)	—	—	(105)

Preferred equity	—	—	(34)	—	—	—	—	(34)	—	—	(34)

Non-controlling interests	—	—	—	—	—	—	—	—	—	(327)	(327)

Other items

Equity issuances, net of redemptions	40	(10)	(169)	—	—	—	—	(139)	—	326	187

Share-based compensation	—	14	(2)	—	—	—	—	12	—	25	37

Ownership changes	—	—	—	(389)	—	(30)	(1)	(420)	—	286	(134)

Total change in period	40	4	419	(389)	7	(728)	(66)	(713)	—	(185)	(898)

Balance as at March 31, 2015	$3,071	$189	$10,121	$1,590	$6,140	$(1,169)	$(502)	$19,440	$3,549	$29,360	$52,349

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

50	BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Note	2016	2015

Operating activities
Net income		$636	$1,438
Share of undistributed equity accounted earnings		(61)	(151)
Fair value changes	11	(352)	(1,113)
Depreciation and amortization		481	401
Deferred income taxes		170	167
Investments in residential inventory		(212)	(94)
Net change in non-cash working capital balances		(443)	(199)

		219	449

Financing activities
Corporate borrowings arranged		—	496
Commercial paper and bank borrowings, net		197	385
Non-recourse borrowings arranged		8,093	3,800
Non-recourse borrowings repaid		(4,773)	(2,646)
Subsidiary equity obligations issued		8	12
Subsidiary equity obligations redeemed		(11)	(5)
Capital provided from non-controlling interests		1,836	1,764
Capital repaid to non-controlling interests		(238)	(1,438)
Common shares issued		8	44
Common shares repurchased		(94)	(177)
Distributions to non-controlling interests		(441)	(327)
Distributions to shareholders		(158)	(139)

		4,427	1,769

Investing activities
Acquisitions
Investment properties		(412)	(803)
Property, plant and equipment		(301)	(199)
Equity accounted investments		(134)	(2,705)
Financial assets and other		(1,354)	(712)
Acquisition of subsidiaries		(2,604)	(1,250)
Dispositions
Investment properties		544	550
Property, plant and equipment		5	17
Equity accounted investments		173	17
Financial assets and other		725	667
Disposition of subsidiaries		—	60
Restricted cash and deposits		(577)	1,755

		(3,935)	(2,603)

Cash and cash equivalents
Change in cash and cash equivalents		711	(385)
Foreign exchange revaluation		78	(132)
Balance, beginning of period		2,774	3,160

Balance, end of period		$3,563	$2,643

Q1 2016 INTERIM REPORT	51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION

Brookfield Asset Management Inc. (“Brookfield” or the “Corporation”) is a global alternative asset management company. The company owns and operates assets with a focus on property, renewable power, infrastructure and private equity. The corporation is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The company was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the company is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J2T3.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2015, except as noted below in note 2(b).

The interim financial statements should be read in conjunction with the most recently issued Annual Report of the company which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies were presented as Note 2 to the Consolidated Financial Statements for the fiscal year ended December 31, 2015 included in that report.

The interim financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The results reported in these interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain comparative figures have been reclassified to conform to the current period’s presentation.

The interim financial statements were authorized for issuance by the Board of Directors of the company on May 12, 2016.

b)	Adoption of Accounting Standards

The company has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2016 as follows:

Property, Plant, and Equipment and Intangible Assets

IAS 16 Property, Plant, and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”) were amended to clarify the appropriate method of amortization for intangible assets. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment; the amendments to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. The company adapted the amendments to IAS 16 and IAS 38 did on January 1, 2016, on a prospective basis, the adaption did not have a significant impact on the company’s consolidated financial statements.

Investments in Associates and Joint Ventures

The amendments to IFRS 10 Consolidated Financial Statements (“IFRS 10”), and IAS 28 Investments in Associates and Joint Ventures (2011) (“IAS 28”) address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments are effective for transactions occurring in annual periods beginning on or after 1 January 2016 with earlier application permitted. The impacts of the amendments to IFRS 10 and IAS 28 on the consolidated financial statements are not significant.

c)	Future Changes in Accounting Standards

Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the Standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. The IASB has tentatively deferred mandatory adoption of IFRS 15 until periods beginning on or after January 1, 2018 with early application permitted. The company has not yet determined the impact of IFRS 15 on its consolidated financial statements.

52	BROOKFIELD ASSET MANAGEMENT

Financial Instruments

In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments (“IFRS 9”), superseding IAS 39, Financial Instruments. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatorily effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

Leases

In January 2016, the IASB published a new standard – IFRS 16 Leases (“IFRS 16”). The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17 Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. The company has not yet determined the impact of IFRS 16 on its consolidated financial statements.

3.	SEGMENTED INFORMATION

a)	Operating Segments

Our operations are organized into five operating business groups in addition to our corporate and asset management activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure performance primarily using funds from operations generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity by segment.

Our operating segments are as follows:

i.

Asset management operations consist of managing our listed partnerships, private funds and public markets on behalf of our clients and ourselves. We generate contractual base management fees for these activities as well as performance income, including incentive distributions, performance fees and carried interests. We also provide transaction and advisory services.

ii.	Property operations include the ownership, operation and development of office, retail, industrial, multifamily, hospitality and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind power and other generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, communications and agricultural assets.

v.	Private equity operations include a broad range of industries, and are mostly focused on energy, industrial, construction and other business services.

vi.	Residential development operations consist predominantly of homebuilding, condominium development and land development.

vii.

Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings and preferred equity which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of all of our operating segments and allocated to each operating segment based on an internal pricing framework.

We are in the process of forming a listed issuer called Brookfield Business Partners L.P. (“BBP”). BBP will be the primary vehicle through which we will own and operate businesses within our private equity business group. In connection with the formation and pending spin-off of BBP, we have realigned the organizational and governance structure of these businesses and changed how the company presents information for financial reporting and management decision making which has resulted in a change in the private equity and service activities segments. Specifically, our private equity reportable segment includes our investments in to be included in BBP, Norbord Inc. and certain other directly held investments. Accordingly, effective the first quarter 2016, we have changed our private equity and service activities operating segments into a single operating segment, and a single reportable segment, called Private Equity. The Company has retrospectively applied this segment change for all periods presented.

Q1 2016 INTERIM REPORT	53

b)	Basis of Measurement

i.	Funds from Operations

Funds from Operations (“FFO”) is the key measure of our financial performance. We define FFO as net income prior to fair value changes, depreciation and amortization, and deferred income taxes. FFO also includes gains or losses arising from transactions during the reporting period adjusted to include fair value changes and revaluation surplus recorded in prior periods net of taxes payable or receivable, as well as amounts that are recorded directly in equity, such as ownership changes, as opposed to net income because they result from a change in ownership of a consolidated entity (“realized disposition gains”). We include realized disposition gains in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. When determining FFO, we include our proportionate share of the FFO of equity accounted investments and exclude transaction costs incurred on business combinations.

We use FFO to assess operating results and our business. We do not use FFO as a measure of cash generated from our operations. We derive funds from operations for each segment and reconcile total operating segmented FFO to net income in Note 3(c)(v) of the consolidated financial statements.

Our definition of FFO may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. generally accepted accounting principles, as opposed to IFRS. The key differences between our definition of FFO and the determination of funds from operations by REALPAC and/ or NAREIT, are that we include the following: realized disposition gains or losses that occur as normal part of our business and cash taxes payable on those gains, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and gains or losses on the sale of an investment in a foreign operation.

ii.	Segment Balance Sheet Information

The company uses common equity by operating segment as its measure of segment assets, because it is utilized by the company’s Chief Operating Decision Maker for capital allocation decisions.

iii.	Segment Allocation and Measurement

Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s asset management segment with the corresponding expense recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts amongst the consolidated entities. Inter-segment revenues are made under terms that approximate market value.

The company allocates the costs of shared functions, which would otherwise be included within its corporate activities segment such as information technology and internal audit, pursuant to formal policies.

54	BROOKFIELD ASSET MANAGEMENT

c)	Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2016 (MILLIONS)	Asset Management	Property	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes

External revenues	$94	$1,410	$654	$543	$2,060	$411	$46	$5,218

Inter-segment revenues	202	4	—	—	65	—	6	277	i

Segmented revenues	296	1,414	654	543	2,125	411	52	5,495

Equity accounted income	—	220	2	142	54	7	1	426	ii

Interest expense	—	(427)	(128)	(100)	(38)	(24)	(56)	(773)	iii

Current income taxes	—	(3)	(9)	(5)	(4)	(2)	(9)	(32)	iv

Funds from operations	185	373	68	71	76	(15)	(55)	703	v

Common equity	337	16,298	4,592	2,294	2,440	2,433	(6,512)	21,882

Equity accounted investments	—	17,083	205	4,972	473	379	70	23,182

Additions to non-current assets[1]	—	2,002	5,720	374	42	33	23	8,194

1. Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

AS AT DEC. 31, 2015 AND FOR THE THREE MONTHS ENDED MAR. 31, 2015 (MILLIONS)	Asset Management	Property	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes

External revenues	$61	$1,277	$458	$537	$1,511	$492	$60	$4,396

Inter-segment revenues	149	—	—	—	94	—	6	249	i

Segmented revenues	210	1,277	458	537	1,605	492	66	4,645

Equity accounted income	—	172	4	102	3	4	1	286	ii

Interest expense	—	(385)	(105)	(94)	(25)	(41)	(57)	(707)	iii

Current income taxes	—	(9)	(5)	(7)	1	(12)	(2)	(34)	iv

Funds from operations	110	283	81	57	60	2	(36)	557	v

Common equity	328	16,265	4,424	2,203	2,178	2,221	(6,051)	21,568

Equity accounted investments	—	17,494	197	4,690	412	358	65	23,216

Additions to non-current assets[1]	—	3,867	954	1,235	1,183	16	46	7,301

1. Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

i.	Inter-Segment Revenues

The adjustment to external revenues, when determining segmented revenues, consists of management fees and leasing revenues earned from consolidated entities totalling $206 million (2015 – $149 million), revenues earned on construction projects between consolidated entities totalling $65 million (2015 – $94 million) and interest income on loans between consolidated entities totalling $6 million (2015 – $6 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.

Q1 2016 INTERIM REPORT	55

ii.	Equity Accounted Income

The company defines equity accounted profit or loss to be the company’s share of FFO from its investments in associates (equity accounted investments), determined by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles equity accounted income on a segmented basis to the company’s Consolidated Statements of Operations:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2016	2015

Segmented equity accounted income	$426	$286

Fair value changes and other non-FFO items	(274)	(19)

Equity accounted income	$152	$267

iii.	Interest Expense

The adjustment to interest expense consists of interest on loans between consolidated entities totalling $6 million (2015 – $6 million) that is eliminated on consolidation, along with the associated revenue.

iv.	Current Income Taxes

Current income taxes are included in segmented FFO, but are aggregated with deferred income taxes in income tax expense on the company’s Consolidated Statements of Operations. The following table reconciles segment current tax expense to consolidated income taxes:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2016	2015

Segment current tax expense	$(32)	$(34)

Deferred income tax	(170)	(167)

Income tax expense	$(202)	$(201)

v.	Reconciliation of FFO to Net Income

The following table reconciles total reportable segment FFO to net income:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Note	2016	2015
Total reportable segment FFO		$703	$557

Realized disposition gains in fair value changes or prior periods	vi	(212)	(162)

Non-controlling interests in FFO		718	517

Financial statement components not included in FFO

Equity accounted fair value changes and other non-FFO items		(274)	(19)

Fair value changes		352	1,113

Depreciation and amortization		(481)	(401)

Deferred income taxes		(170)	(167)

Net income		$636	$1,438

vi.	Realized Disposition Gains

Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period adjusted to include fair value changes and revaluation surplus recorded in prior periods. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership as opposed to net income because they result from a change in ownership of a consolidated entity.

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2016	2015

Fair value changes	$19	$—

Prior period fair value changes and revaluation surplus	193	162

Realized disposition gains recorded in fair value changes or prior periods	$212	$162

56	BROOKFIELD ASSET MANAGEMENT

d)	Geographic Allocation

The company’s revenues by location of operations and consolidated assets by location of assets are as follows:

	2016		2015
AS AT MAR. 31, 2016 AND DEC. 31, 2015 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Revenues	Assets	Revenues	Assets
United States	$1,637	$71,954	$1,615	$68,438

Canada	1,020	19,518	752	18,805

Australia	787	13,870	741	13,549

Brazil	266	11,098	321	9,968

Europe	818	20,758	520	20,762

Colombia	243	7,817	40	676

Other	447	7,776	407	7,316

	$5,218	$152,791	$4,396	$139,514

e)	Revenues Allocation

Total external revenues by product or service are as follows:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2016	2015
Asset management	$94	$61

Property

Core office	535	612

Opportunistic and other	875	665

Renewable power

Hydroelectric	555	353

Wind energy	98	100

Co-generation and other	1	5

Infrastructure

Utilities	202	208

Transport	159	164

Energy	93	97

Sustainable resources and other	89	68

Private equity

Industrial	720	549

Energy	66	89

Business services	451	270

Construction services	823	603

Residential development	411	492

Corporate activities	46	60

	$5,218	$4,396

Q1 2016 INTERIM REPORT	57

4.	ACQUISITIONS OF CONSOLIDATED ENTITIES

The company accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

The following table summarizes the balance sheet impact as a result of business combinations that occurred in the three months ended March 31, 2016:

(MILLIONS)	Property	Renewable Power	Infrastructure	Total

Cash and cash equivalents	$16	$116	$7	$139

Accounts receivable and other	36	177	214	427

Inventory	1	34	—	35

Investment properties	1,299	—	—	1,299

Property, plant and equipment	—	4,853	6	4,859

Intangible assets	1	—	120	121

Goodwill	—	808	—	808

Deferred income tax assets	—	—	14	14

Total assets	1,353	5,988	361	7,702

Less:

Accounts payable and other	(18)	(386)	(50)	(454)

Non-recourse borrowings	(612)	(1,142)	(205)	(1,959)

Deferred income tax liabilities	—	(1,014)	—	(1,014)

Non-controlling interests[1]	(16)	(1,417)	(64)	(1,497)

	(646)	(3,959)	(319)	(4,924)

Net assets acquired	$707	$2,029	$42	$2,778

Consideration[2]	$707	$2,029	$42	$2,778

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.	Total consideration, including amounts paid by non-controlling interests that participated in the acquisition.

In January 2016, a subsidiary of the company acquired an initial 57.6% interest in Isagen S.A. E.S.P. (“Isagen”) from the Colombian government for total consideration of $1.9 billion. Isagen is Colombia’s third-largest power generation company which owns and operates a 3,032 MW portfolio, consisting predominantly of six, largely reservoir-based, hydroelectric facilities.

The remaining 42.4% of this portfolio is publicly listed in Colombia and is owned by public shareholders. Following the acquisition, a subsidiary of the company is required to conduct two mandatory tender offers (the “MTOs”) for the remaining publicly held shares at the same price per share paid for the 57.6% controlling interest. The first MTO was launched on March 15, 2016 and will conclude in May 2016. The second MTO will be launched between four and six months from the acquisition date. The company is accounting for the initial acquisition of the 57.6% controlling interest and MTOs as separate transactions. The remaining 42.4% ownership interest, totalling $1,603 million as at March 31, 2016, is recorded as non-controlling interests. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $263 million and $11 million respectively. The purchase price allocation has been completed on a preliminary basis.

In March 2016, a subsidiary of the company completed the acquisition of a self-storage operation for total consideration of $474 million. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $25 million and $1 million, respectively. The purchase price allocation has been completed on a preliminary basis.

Purchase price allocations for the other business combinations completed in the three months ended March 31, 2016 have also been completed on a preliminary basis.

58	BROOKFIELD ASSET MANAGEMENT

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table provides the carrying values and fair values of financial instruments as at March 31, 2016 and December 31, 2015:

	Mar. 31, 2016		Dec. 31, 2015
(MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial assets

Cash and cash equivalents	$3,563	$3,563	$2,774	$2,774

Other financial assets

Government bonds	120	120	122	122

Corporate bonds	1,406	1,406	1,274	1,274

Fixed income securities and other	561	561	396	396

Common shares and warrants	3,391	3,391	2,985	2,985

Loans and notes receivable	1,736	1,736	1,379	1,379

	10,777	10,777	8,930	8,930

Accounts receivable and other	6,185	6,185	5,568	5,568

	$16,962	$16,962	$14,498	$14,498

Financial liabilities

Corporate borrowings	$4,329	$4,658	$3,936	$4,229

Property-specific mortgages	50,699	51,824	46,044	47,081

Subsidiary borrowings	9,695	9,654	8,303	8,376

Accounts payable and other	12,221	12,221	11,366	11,366

Subsidiary equity obligations	3,419	3,419	3,331	3,331

	$80,363	$81,776	$72,980	$74,383

Fair Value Hierarchy Levels

Assets and liabilities measured at fair value on a recurring basis include $1.9 billion (2015 – $1.7 billion) of financial assets and $1.4 billion (2015 – $1.3 billion) of financial liabilities which are measured at fair value using unobservable valuation inputs or based on management’s best estimates. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	Mar. 31, 2016			Dec. 31, 2015
(MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets

Other financial assets

Government bonds	$67	$53	$—	$74	$48	$—

Corporate bonds and debt instruments	3	1,400	3	9	1,263	2

Fixed income securities	241	150	170	67	152	177

Common shares and warrants	1,850	—	1,541	1,613	—	1,372

Loans and notes receivables	—	84	15	—	70	12

Accounts receivable and other	—	1,065	148	4	1,109	128

	$2,161	$2,752	$1,877	$1,767	$2,642	$1,691

Financial liabilities

Accounts payable and other	$126	$2,569	$82	$103	$2,138	$38

Subsidiary equity obligations	—	54	1,289	—	51	1,223

	$126	$2,623	$1,371	$103	$2,189	$1,261

There were no transfers between levels 1, 2 or 3 in the first three months of 2016 or 2015.

Q1 2016 INTERIM REPORT	59

Fair values for financial instruments are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Level 2 financial assets and financial liabilities include foreign currency forward contracts, interest rate swap agreements, energy derivatives and subsidiary equity obligations.

The following table summarizes the valuation techniques and key inputs used in the fair value measurement of level 2 financial instruments:

(MILLIONS) Type of asset/liability	Carrying value Mar. 31, 2016	Valuation technique(s) and key input(s)
Derivative assets/Derivative liabilities (accounts receivable/ payable)	$1,065/ (2,569)

Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

Energy derivatives – quoted market prices, or in their absence internal valuation models corroborated with observable market data

Redeemable fund units (subsidiary equity obligations)	54	Aggregated market prices of underlying investments

Other financial assets	1,687	Valuation models based on observable market data

60	BROOKFIELD ASSET MANAGEMENT

Fair values determined using valuation models (Level 3 financial assets and liabilities) require the use of unobservable inputs, including assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement level 3 financial instruments:

(MILLIONS) Type of asset/liability	Carrying value Mar. 31, 2016	Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Fixed income securities	$170	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value

			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

Warrants (common shares and warrants)	1,541	Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decrease) fair value

Limited-life funds (subsidiary equity obligations)	1,289	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value

			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

			• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value

			• Investment horizon	• Increases (decreases) in the investment horizon increase (decrease) fair value

Derivative assets/Derivative liabilities (accounts receivable/payable)	148/ (82)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value

			• Forward exchange rates (from observable forward exchange rates at the end of the reporting period)	• Increases (decreases) in the forward exchange rate increase (decrease) fair value

			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

The following table presents the change in the balance of financial assets and liabilities classified as Level 3 as at March 31, 2016:

FOR THE THREE MONTHS ENDED MAR. 31, 2016 (MILLIONS)	Financial Assets	Financial Liabilities

Balance at beginning of period	$1,691	$1,261

Fair value changes in net income	197	25

Fair value changes in other comprehensive income[1]	(11)	28

Additions, net of disposals	—	57

Balance at end of period	$1,877	$1,371

1.	Includes foreign currency translation

Q1 2016 INTERIM REPORT	61

6. CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES
a) Other Financial Assets
AS AT MAR. 31, 2016 AND DEC. 31, 2015 (MILLIONS)	2016	2015

Current portion	$2,443	$1,194

Non-current portion	4,771	4,962

	$7,214	$6,156

b) Accounts Receivable and Other
AS AT MAR. 31, 2016 AND DEC. 31, 2015 (MILLIONS)	2016	2015

Current portion	$5,839	$4,746

Non-current portion	2,369	2,298

	$8,208	$7,044

c) Inventory
AS AT MAR. 31, 2016 AND DEC. 31, 2015 (MILLIONS)	2016	2015

Current portion	$3,413	$3,198

Non-current portion	2,229	2,083

	$5,642	$5,281

d) Accounts Payable and Other
AS AT MAR. 31, 2016 AND DEC. 31, 2015 (MILLIONS)	2016	2015

Current portion	$7,874	$7,560

Non-current portion	4,347	3,806

	$12,221	$11,366

e) Property-Specific Mortgages
AS AT MAR. 31, 2016 AND DEC. 31, 2015 (MILLIONS)	2016	2015

Current portion	$9,474	$9,426

Non-current portion	41,225	36,618

	$50,699	$46,044

f) Subsidiary Borrowings
AS AT MAR. 31, 2016 AND DEC. 31, 2015 (MILLIONS)	2016	2015
Current portion	$1,743	$1,839
Non-current portion	7,952	6,464

	$9,695	$8,303

62	BROOKFIELD ASSET MANAGEMENT

7.	HELD FOR SALE

The following is a summary of the assets and liabilities that were classified as held for sale as at March 31, 2016:

AS AT MAR. 31, 2016 (MILLIONS)	Property	Infrastructure and Other	Total

Assets

Cash and cash equivalents	$—	$10	$10

Accounts receivables and other	5	42	47

Investment properties	917	—	917

Property, plant and equipment	—	555	555

Equity accounted investments	374	—	374

Intangible assets	—	2	2

Assets classified as held for sale	$1,296	$609	$1,905

Liabilities

Accounts payable and other	$6	$55	$61

Property-specific mortgages	494	207	701

Deferred income tax liabilities	—	23	23

Liabilities associated with assets classified as held for sale	$500	$285	$785

As at March 31, 2016 the company classified the following significant separate asset groups or investments as held for sale:

i.	Property

As at March 31, 2016, a subsidiary of the company has agreed to sell seven industrial assets and 18 multifamily assets in the U.S., and has therefore classified these assets as held for sale. Total assets and liabilities for the industrial and multifamily assets to be disposed of are $834 million and $440 million, respectively. The subsidiary also agreed to sell a portfolio of hotel assets in

Germany with total assets of $190 million. In addition, the office properties classified to held for sale have assets of $272 million and liabilities of $60 million.

ii.	Infrastructure

At March 31, 2016, a subsidiary of the company had initiated a plan to dispose its interest in its Ontario electricity transmission operations and its European energy distribution operation which reported total assets of $294 million and $302 million, respectively, and total liabilities of $124 million and $157 million respectively.

8.	PROPERTY, PLANT AND EQUIPMENT

(MILLIONS)	Mar. 31, 2016	Dec. 31, 2015

Renewable power	$25,742	$19,738

Infrastructure

Utilities	3,691	3,600

Transport and energy	4,159	4,032

Sustainable resources	772	706

Property	5,238	5,316

Private equity and other	3,959	3,881

	$43,561	$37,273

9.	SUBSIDIARY PUBLIC ISSUERS

Brookfield Finance Inc. (“BFI”), may offer and sell debt securities in one or more issuances in the aggregate of up to $2.5 billion. Any debt securities issued by BFI will be fully and unconditionally guaranteed by the company. As at March 31, 2016 BFI had not completed any issuances.

The company provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by its wholly owned subsidiary, Brookfield Investments Corporation (“BIC”). As at March 31, 2016, C$42 million of these senior preferred shares, which are retractable at the option of the holder, were held by third-party shareholders.

Q1 2016 INTERIM REPORT	63

The following tables contain consolidating summary financial information for BFI and BIC (on a non-consolidated basis):

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2016 (MILLIONS)	The Company[1]	BFI	BIC	Subsidiaries of the Company other than BFI and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated

Revenues	$128	$—	$1	$5,174	$(85)	$5,218

Net income attributable to shareholders	257	—	(6)	237	(231)	257

Total assets	34,240	—	2,656	151,101	(35,206)	152,791

Total liabilities	8,588	—	1,125	91,683	(10,032)	91,364

AS AT DEC. 31, 2015 AND FOR THE THREE MONTHS ENDED MAR. 31, 2015 (MILLIONS)	The Company[1]	BFI	BIC	Subsidiaries of the Company other than BFI and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated

Revenues	$103	$—	$25	$4,344	$(76)	$4,396

Net income attributable to shareholders	729	—	2	676	(678)	729

Total assets	33,325	—	2,625	143,552	(39,988)	139,514

Total liabilities	8,017	—	1,095	80,236	(7,061)	82,287

1.	This column accounts for investments in all subsidiaries of the company under the equity method
2.	This column accounts for investments in all subsidiaries of the company other than BFI and BIC on a combined basis
3.	This column includes the necessary amounts to present the company on a consolidated basis

10.	COMMON EQUITY

The company’s common equity is comprised of the following:

(MILLIONS)	Mar. 31, 2016	Dec. 31, 2015
Common shares	$4,376	$4,378

Contributed surplus	202	192

Retained earnings	11,067	11,045

Ownership changes	1,393	1,500

Accumulated other comprehensive income	4,844	4,453

Common equity	$21,882	$21,568

The company is authorized to issue an unlimited number of Class A shares and 85,120 Class B shares, together referred to as common shares. The company’s common shares have no stated par value. The holders of Class A shares and Class B shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect one-half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other one-half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares are diluted.

The holders of the company’s common shares received cash dividends during the first quarter of 2016 of $0.13 per share (2015 – $0.11 per share).

64	BROOKFIELD ASSET MANAGEMENT

The number of issued and outstanding common shares and unexercised options at March 31, 2016 and December 31, 2015 are as follows:

	Mar. 31, 2016	Dec. 31, 2015

Class A shares[1]	958,555,796	961,205,719

Class B shares	85,120	85,120

Shares outstanding[1]	958,640,916	961,290,839

Unexercised options and other share-based plans[2]	46,878,356	41,978,628

Total diluted shares	1,005,519,272	1,003,269,467

1.	Net of 27,846,452 (2015 – 26,260,617) Class A shares held by the company to satisfy long-term compensation agreements
2.	Includes management share option plan and escrowed stock plan

The authorized common share capital consists of an unlimited number of shares. Shares issued and outstanding changed as follows:

FOR THE THREE MONTHS ENDED MAR. 31	2016	2015[3]

Outstanding at beginning of period[1]	961,290,839	928,227,520

Issued (repurchased)

Repurchases	(3,268,726)	(4,188,096)

Long-term share ownership plans[2]	542,108	3,010,168

Dividend reinvestment plan and others	76,695	58,676

Outstanding at end of period[1]	958,640,916	927,108,268

1.	Net of 27,846,452 (2015 – 20,175,000) Class A shares held by the company to satisfy long-term compensation agreements
2.	Includes management share option plan and restricted stock plan
3.	Adjusted to reflect three-for-two stock split on May 12, 2015

i.	Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2016	2015

Net income attributable to shareholders	$257	$729

Preferred share dividends	(33)	(34)

Net income available to shareholders	$224	$695

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2016	2015

Weighted average – common shares	959.2	928.0

Dilutive effect of the conversion of options and escrowed shares using treasury stock method	15.6	29.0

Common shares and common share equivalents	974.8	957.0

Q1 2016 INTERIM REPORT	65

ii.	Stock-Based Compensation

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date, or under certain conditions, the volume-weighted average price for the five business days prior to the grant date. During the three months ended March 31, 2016, the company granted 4.4 million stock options at a weighted average exercise price of $30.59 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 28.0% volatility, a weighted average expected dividend yield of 1.6% annually, a risk free rate of 1.6% and a liquidity discount of 25%.

The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Brookfield Class A shares and therefore the escrowed shares represent an interest in the underlying Brookfield Shares. The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than ten years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares issued from treasury of the company, based on the market value of Class A shares at the time of exchange. During the three months ended March 31, 2016, the company granted 3.25 million escrowed shares at a weighted average exercise price of $30.59 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 28.0% volatility, a weighted average expected dividend yield of 1.6% annually, a risk free rate of 1.6% and a liquidity discount of 25%.

11.	FAIR VALUE CHANGES

Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2016	2015

Investment property	$179	$628

Held for sale	31	—

General Growth Properties warrants	169	98

Transaction related gains	—	270

Investment in Canary Wharf	—	150

Impairments and other	(27)	(33)

	$352	$1,113

66	BROOKFIELD ASSET MANAGEMENT

    SHAREHOLDER INFORMATION

Shareholder Inquiries

Shareholder inquiries should be directed to our Investor Relations group at:

Brookfield Asset Management Inc.

Suite 300, Brookfield Place, Box 762, 181 Bay Street

Toronto, Ontario M5J 2T3

T:  416-363-9491 or toll free in North America: 1-866-989-0311

F:  416-363-2856

www.brookfield.com

inquiries@brookfield.com

Shareholder inquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:

CST Trust Company

P.O. Box 700, Station B

Montreal, Quebec H3B 3K3

T:  416-682-3860 or toll free in North America: 1-800-387-0825

F:  1-888-249-6189

www.canstockta.com

inquiries@canstockta.com

Stock Exchange Listings

	Symbol	Stock Exchange

Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext – Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 13	BAM.PR.K	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 24	BAM.PR.R	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto
Series 40	BAM.PF.F	Toronto
Series 42	BAM.PF.G	Toronto
Series 44	BAM.PF.H	Toronto

Investor Relations and Communications

We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of our 2015 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Annual Meeting of Shareholders

Our 2016 Annual Meeting of Shareholders will be held at 10:30 a.m. on Friday, June 17, 2016 in Design Exchange, 234 Bay Street, Toronto, Ontario, Canada.

Dividend Reinvestment Plan

The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the United States to receive their dividends in the form of newly issued Class A Shares.

Registered shareholders of our Class A Shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).

Registered shareholders of our Class A Shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average noon exchange rate as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.

Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

  Dividend Record and Payment Dates

	Record Date	Payment Date

Class A and Class B shares [1]	Last day of February, May, August and November[2]	Last day of March, June, September and December[3]
Class A Preference Shares [1]
Series 2, 4, 13, 17, 18, 24, 26, 28
30, 32, 34, 36, 37, 38, 40, 42 and 44	15th day of March, June, September and December	Last day of March, June, September and December
Series 8	Last day of each month	12th day of following month
Series 9	5th day of January, April, July and October	First day of February, May, August and November

1.    All dividend payments are subject to declaration by the Board of Directors

2.    If the last day is not a business day, the Record Date will be the previous business day

3.    If the Payment Date is not a business day, the payment will be made on the next business day

Q1 2016 INTERIM REPORT	67

BROOKFIELD ASSET MANAGEMENT INC.

www.brookfield.com NYSE: BAM TSX: BAM.A EURONEXT: BAMA

CORPORATE OFFICES

New York – United States	Toronto – Canada	London – United Kingdom	Sydney – Australia	Rio de Janeiro – Brazil
Brookfield Place	Brookfield Place, Suite 300	99 Bishopsgate, 2nd Floor	Level 22, 135 King Street	Av Abelardo Bueno, 600
250 Vesey Street, 15th Floor	Bay Wellington Tower	London EC2M 3XD	Sydney, NSW 2001	Bl.2, 2º andar – Barra da Tijuca
New York, New York	181 Bay Street, Box 762	United Kingdom	T 61 2 9322.2000	CEP 22775-040, Rio de Janeiro – RJ
10281-1023	Toronto, Ontario M5J 2T3	T 44 (0) 20.7659.3500	F 61 2 9322.2001	T 55 (21) 3725.7800
T 212.417.7000	T 416.363.9491	F 44 (0) 20.7659.3501		F 55 (21) 3527.7799
F 212.417.7196	F 416.365.9642

REGIONAL OFFICES

Bogota – Colombia	Hong Kong – China	Madrid – Spain	São Paulo – Brazil	Tokyo – Japan
Calgary – Canada	Houston –United States	Mexico City – Mexico	Seoul – South Korea	Vancouver – Canada
Chicago – United States	Lima – Peru	Mumbai – India	Shanghai – China
Dubai – UAE	Los Angeles – United States	New Delhi – India	Singapore City – Singapore